40-33

Sutherland Asbill & Brennan LLP
ATTORNEYS AT LAW

1275 Pennsylvania Avenue, NW
Washington, DC 20004-2415
202.383.0100
fax 202.637.3593
www.sablaw.com

CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: cynthia.krus@sablaw.com

May 31, 2007


SEC MAIL PROCESSING
RECEIVED
MAY 3 2007
WASH. D.C.
160
SECTION

VIA COURIER

Filing Desk
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

PROCESSED
JUN 0 8 2007
THOMSON
FINANCIAL

Re: Form 40-33 - Civil Action Documents Filed on Behalf of Allied Capital Corporation--File No. 814-00138

Ladies and Gentlemen:

On behalf of Allied Capital Corporation (the "Corporation"), enclosed herewith for filing, pursuant to Section 33 of the Investment Company Act of 1940, is a copy of the following documents filed in the Superior Court of the District of Columbia in connection with the case captioned Rena Nadoff v. Walton, et al., CA 001060-07: (i) an amended complaint; (ii) a memorandum of law in opposition to the Corporation's motion to dismiss; and (iii) a motion to dismiss the amended complaint.

If you have any questions regarding this submission, please do not hesitate to call me at (202) 383-0218.

Sincerely,

Cynthia M. Krus /by Lisa H. Moyer

Cynthia M. Krus

Enclosure


07055107


MAIL
PROCESSING
2007
160
SECTION

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, Derivatively on Behalf of ALLIED CAPITAL CORPORATION,

Plaintiff,

vs.

WILLIAM L. WALTON, et al.,

Defendants,

– and –

ALLIED CAPITAL CORPORATION, a Maryland corporation,

Nominal Defendant.

Case No. 2007 CA001060
Calendar 6 - Judge Alprin
Next Court Date: May 18, 2007
Event: Initial Conference

DEMAND FOR JURY TRIAL

AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Plaintiff, by and through her undersigned counsel, submits this Amended Verified Shareholder Derivative Complaint ("the Complaint") against the Defendants named herein.

NATURE OF THE ACTION

1. This is a shareholder derivative action brought by a shareholder of Allied Capital Corporation ("Allied" or the "Company") against the Company's Board of Directors (the "Directors" or the "Board") to remedy their breaches of fiduciary duty owed to the Company that have caused, and will continue to cause substantial economic losses to Allied, and other damages, including loss of reputation and goodwill.

2. Allied acquired Business Loan Express LLC ("BLX") in 2000. Since that time, BLX has been engaged in a far-reaching fraud. Defendants, during the period of wrongdoing, had intimate knowledge of the business and operations of BLX and knew, or should have known, of the wrongful conduct occurring at BLX. Defendants, in breach of their fiduciary duties to the Company, failed to prevent or stop the pervasive fraudulent conduct occurring at BLX and instead were complicit in the wrongdoing.

3. Indeed, throughout the period of wrongdoing, Defendants ignored numerous red flags which put them on notice of the far reaching fraudulent and illegal conduct. Plaintiff files this derivative suit on behalf of the Company because the Defendants have already made it clear that they had no interest in preventing or investigating the fraudulent conduct at BLX or taking any steps to protect the Company from the improper practices. On more than one occasion Defendants were specifically asked to take appropriate remedial action. Instead, Defendants rejected all efforts to encourage them to act in accordance with their fiduciary duties and publicly rejected the notion that there was any wrongdoing to even investigate. Defendants, thus, have violated their fiduciary duties, including adherence to Allied's own Corporate Governance Policy, Code of Ethics and Charters. Furthermore, Allied misrepresented the value of BLX on its financial statements.

THE PARTIES

4. Plaintiff Rena Nadoff is currently the owner of common stock of Allied and has owned the stock during the relevant period. Her Verification is attached hereto.

5. Nominal defendant Allied is a business development company ("BDC") and is also engaged in the private equity business. Allied's principal offices are located at 1919 Pennsylvania Avenue, NW, Washington, DC and Allied is incorporated under the laws of the state of Maryland. Allied provides long-term debt and equity capital to middle market companies. At December 31, 2006, Allied's single largest investment, at cost ($295.1 million), was in BLX. At December 31, 2006, Allied owned all of BLX's Class A and Class B equity interests and 94.9% of the Class C equity interests. At Allied's December 31, 2006 valuation of its assets, BLX represented the second largest holding, equaling 4.2% of Allied's total assets.

6. In addition to Allied's investment in BLX, Allied has provided an unconditional guaranty to the entities who have extended to BLX a $600 million credit facility in an amount equal to 50% of the total obligations (consisting of principal, letters of credit issued under the facility, accrued interest, and other fees) on this facility. The amount guaranteed by the Company at September 30, 2006 was $188.1 million. This guaranty can be called by the lenders in the event of a default under the BLX credit facility. Furthermore, at September 30, 2006, Allied had provided four standby letters of credit totaling $29.5 million in connection with four term securitization transactions completed by BLX. In consideration for providing the revolving credit facility guaranty and the standby letters of credit, BLX paid the Company fees of $1.5 million and $1.6 million for the three months ended September 30, 2006 and 2005, respectively, and $4.6 million and $4.7 million for the nine months ended September 30, 2006, and 2005.

7. Defendants listed below (the "Individual Defendants") are the current Directors of Allied, each of whom served as a Director at times relevant hereto.

(a) Defendant Ann Torre Bates ("Bates") has been a Director of Allied since 2003 and is currently Chairman of the Audit Committee of the Board. Bates has significant additional expertise in the lending and financial industry derived, in part, from her status as a director and member of the Audit Committee of both SLM Corp. (Sallie Mae), and Franklin Mutual Series and as financial consultant to NHP, Inc.

(b) Defendant Brooks H. Browne ("Browne") has been a Director of Allied since 1990 and a member of the Audit Committee and the Compensation Committee of the Board since 2005.

(c) Defendant John D. Firestone ("Firestone") has been a Director of Allied since 1990 and a member of the Compensation Committee and Corporate Governance/Nominating Committee of the Board since 2005.

(d) Defendant Anthony T. Garcia ("Garcia") has been a Director of Allied since 1991 and a member of the Audit Committee since 2005 and is currently Chairman of the Compensation Committee of the Board. Garcia has significant additional expertise in the lending and financial industry derived, in part, from his having served as a Senior Vice President of Lehman Bros., Inc. for 11 years and General Manager of Breen Capital Group for four years.

(e) Defendant Edwin L. Harper ("Harper") has been a Director of Allied since 2006 and a member of the Board's Executive Committee since 2006.

(f) Defendant Lawrence I. Hebert ("Hebert") has been a Director of Allied since 1989 and a member of the Board's Executive Committee and is currently Chairman of the Board's Corporate Governance/Nominating Committee. Hebert has significant additional expertise in the lending and financial industry derived, in part, from having been President, Chief Executive Officer and a Director of Riggs Bank for many years and a Senior Advisor to PNC Bank N.A.

(g) Defendant John I. Leahy ("Leahy") has been a Director of Allied since 1994, a member of the Board's Executive Committee and currently is a member of the Board's Compensation Committee.

(h) Defendant Robert E. Long ("Long") has been a Director of Allied since 1972 and a member of the Executive Committee of the Board since 2005. Long's son is Managing Director of Allied. Long has significant additional expertise in the financial industry derived, in part, from having been President of Potomac Asset Management, Inc. for eight years.

(i) Defendant Alex J. Pollock ("Pollock") has been a Director of Allied since 2003 and a member of the Board's Executive Committee and Corporate Governance/Nominating Committee since 2005. Pollock has significant additional expertise in the lending and financial industry derived, in part, from having been President and Chief Executive Officer of the Federal Home Loan Bank of Chicago from 1991 through 2004.

(j) Defendant Marc F. Racicot ("Racicot") has been a Director of Allied and a member of the Board's Compensation Committee and Corporate Governance/Nominating Committee since 2005. Racicot has significant criminal legal expertise derived, in part, from his service as Attorney General of Montana from 1989 through 1993.

(k) Defendant Guy T. Steuart, II ("Steuart") has been a Director of Allied since 1984, a member of the Board's Executive Committee since 2005 and is a member of the Corporate Governance/Nominating Committee. Steuart has significant additional expertise in the financial industry derived, in part, from his affiliations with Steuart Investment Co. for more than 45 years.

(l) Defendant Joan M. Sweeney ("Sweeney") has been a director of Allied since 2004 and has been employed by Allied since 1993. Sweeney is Allied's Chief Operating Officer. Sweeney has significant additional expertise in the financial accounting and Securities and Exchange Commission ("SEC") compliance industries derived, in part, from her prior employment at a major public accounting firm and with the Division of Enforcement of the SEC. For 2005 and 2006, the Directors awarded defendant Sweeney aggregate compensation in the amount of $4.1 million, including a cash bonus of $1.5 million. At March 16, 2007, defendant Sweeney was indebted to Allied in the amount of $399,962.

(m) Defendant Laura W. Van Roijen ("Van Roijen") has been a Director of Allied since 1992 and a member of the Board's Audit Committee since 2005. Van Roijen has significant additional expertise in the lending and financial industries derived, in part, from having been Vice President of Citicorp for ten years.

(n) Defendant William L. Walton ("Walton") has been a Director of Allied since 1986, Chairman of the Board since 1997 and is currently Chairman of the Board's Executive Committee. Walton has been Chief Executive Officer of Allied since 1997 and prior thereto, *inter alia*, Walton had been Senior Vice President of Lehman Bros. Kuhn Loeb, Mergers and Acquisition group. For 2005 and 2006, the Directors awarded defendant Walton aggregate compensation in the amount of $7.4 million, including a cash bonus of $2.75 million.

8. In 2006, Allied's Board had 21 meetings and 76 committee meetings. Its Executive Committee had 50 meetings. Its Audit Committee had 13 meetings. Its Compensation Committee had 9 meetings and its Corporate Governance/Nominating Committee had 4 meetings.

9. Non-party BLX originates, sells, and services primarily real estate secured small business loans, including secured conventional small business loans, known as SBA 7(a) loans. BLX is a national, non-bank lender that participates in the SBA's 7(a) Guaranteed Loan Program and is licensed by the U.S. Small Business Administration ("SBA") as a Small Business lending Company.

THE INDIVIDUAL DEFENDANTS' FIDUCIARY DUTIES

10. Defendants, by reason of their serving as Directors on the Board of Allied and its Committees, and pursuant to Maryland law, as well as the Company's own policies, guidelines and charters, owed the Company and its stockholders fiduciary obligations of candor, fidelity, trust, and loyalty. In addition, Defendants owed Allied the fiduciary duty to exercise due care and diligence in the management and administration of the affairs of the Company, in the use and preservation of its property and assets, and to exercise reasonable and prudent supervision over management.

11. By reason of their positions as officers, directors and/or fiduciaries of Allied and because of their ability to control the business and corporate affairs of Allied, the Individual Defendants owed Allied and its shareholders fiduciary obligations of fidelity, trust, loyalty, candor, disclosure and due care, and were and are required to use their utmost ability to control and manage Allied in a fair, just, honest and equitable manner, and were and are required to act in furtherance of the best interests of Allied.

12. Each director and officer of the Company owes to Allied the fiduciary duty to exercise due care, loyalty, diligence, good faith, and candor in the administration of the affairs of the Company and in the use and preservation of its property and assets, as well as the highest obligations of good faith and fair dealing.

13. The Individual Defendants, because of their positions of control and authority as directors and/or officers of Allied, were able to and did control the wrongful acts complained of herein, including the fraudulent conduct at BLX. Because of their advisory, executive, managerial and directorial positions with Allied and control over BLX, each of the Defendants had access to all non-public information about the Company's investment plans, strategy and activities of Allied and BLX, including, without limitation, the illegal and improper activities which occurred at BLX.

14. To discharge their duties, the officers and directors of Allied were required to exercise reasonable and prudent supervision over the management, policies, practices and controls of the financial and operational affairs of Allied and BLX. By virtue of such duties, the officers and directors of Allied were required, among other things, to:

(a) manage, conduct, supervise and direct the business and internal affairs of Allied and BLX in accordance with applicable law, and the charter and bylaws of Allied;

(b) neither violate nor knowingly permit any officer, director or employee of Allied and BLX to violate applicable laws, rules or regulations;

(c) maintain fidelity and loyalty to Allied, forsaking all conflicting interests, be they personal, professional or financial;

(d) remain informed as to the status of Allied's operations, including BLX's operations, and upon receipt of notice or information of imprudent or unsound practices, to make a reasonable inquiry in connection therewith, and to take steps to correct such conditions or practices and make such disclosures as are necessary to comply with applicable laws;

(e) disclose fully and fairly all material information actually or constructively within the Board's control when it seeks shareholder action;

(f) establish and maintain an internal system of safeguards and procedures to ensure that information about the business and internal affairs of Allied and its investment strategy and opportunities would not be misappropriated for the private use and benefit of the Individual Defendants or other officers of the Company;

(g) maintain and implement an adequate and functioning system of internal legal, financial and management controls, such that the officers and directors of the Company would not be allowed to violate their positions of trust, loyalty and fidelity and usurp confidential information about the Company and/or its investment plans and strategies which were not disseminated to the public for their own personal and financial benefits, and to assure that the actions of Allied's officers and directors would be in accordance with all applicable laws; and

(h) exercise reasonable control and supervision over the officers and directors of the Company and of BLX so as to assure that these fiduciaries did not abuse their privileged positions of trust, loyalty and fidelity and did not engage in activities which created conflicts of interest with or operated to the detriment of Allied.

15. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the fraudulent conduct at BLX, violated the fiduciary duties owed to Allied.

ALLIED'S CORPORATE GOVERNANCE POLICIES

16. A corporate governance structure was established at Allied to ensure that Defendants effectively fulfilled their fiduciary duties to the Company. The corporate governance structure required Defendants to advise themselves of the wrongdoing alleged herein at BLX and to take steps to address the problems. In violation of Allied's corporate governance policies, Defendants failed to take appropriate steps to prevent or address the wrongful conduct at BLX.

17. Pursuant to this corporate governance structure, which was in full effect and operation at all relevant times herein, Defendants were able to obtain the necessary information concerning Allied's business, operations, products and finances which should have enabled them to exercise effective oversight of the Company and its senior management. Included in the corporate governance structure established and maintained by Defendants during the relevant period were the following policies and committees:

(a) The "Corporate Governance Policy," attached hereto as Exhibit "A," which was approved by the Board of Directors and was in effect during the relevant time period, provides, *inter alia*, that:

(i) "The Board is responsible for general oversight of the Company, including identifying and taking reasonable actions so that the Company is managed in a way designed to achieve this result. . . . [E]ach director is expected to be familiar with the Company's business and public disclosures, to review in advance of Board meetings related materials distributed to the Board and to attend and participate in meetings of the Board and meetings of committees of which such director is a member;"

(ii) "The Board is responsible for overseeing and understanding the Company's strategic plans and execution and should regularly monitor implementation of such plans. . . . The Board also is responsible for overseeing and understanding the Company's annual operating plans and annual budgets . . . ;"

(iii) "The Board (meeting as a whole, as well as the Non-Management Directors meeting separately) and each Board committee will have complete access to the Company's management"; and

(iv) "Management will be responsible for assuring that, as a general rule, information and data that are important to the committee's understanding of the matters within the committee's authority . . . are distributed to each member of such committee. . . ."

(b) The Code of Business Conduct, attached hereto as Exhibit "B," that was in effect during the relevant period and specifically applicable to each defendant, makes it the "responsibility" of each director to, *inter alia*, maintain the integrity of the Company, ensure that ethical standards are maintained, commit to a culture within the Company that values "honesty and accountability" and makes fair, accurate, timely and clear disclosures to shareholders of material information regarding Allied's business, and "requires honest and accurate recording and reporting of information," including financial records. The Code of Business Conduct specifically requires that "[f]inancial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principals and to Allied Capital's system of internal controls."

(c) The Audit Committee, whose Charter was recently amended on February 1, 2007, a copy of which are attached hereto as Exhibits "C" and "D" was appointed to, *inter alia*, assist the Board in fulfilling its oversight responsibilities for the Company's accounting and reporting processes and the audits of its financial statements. The Audit Committee is charged with "overseeing and monitoring the quality and integrity of financial reports and other financial information . . , the . . . system of internal controls regarding finance, accounting and regulatory compliance . . , the material aspects of the accounting and reporting process . . . [and] performance of the internal audit function." The Audit Committee Charter, in effect during the relevant period, provides that, *inter alia*:

(i) "The Audit Committee shall meet at least four times each year, or more frequently as circumstances require . . . . The Audit Committee may request any officer or employee of the Company or the Company's outside counsel or independent accountants to attend a meeting of the Committee or to meet any members of, or consultants to, the Committee;"

(ii) "The Audit Committee shall have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors;"

(iii) "The Audit Committee, will review with management and the independent accountants, as appropriate . . . (c). The Company's annual audited financial statements and quarterly financial statements, including the Company's disclosures under 'Management's Discussion and Analysis of Financial Condition and Results of Operations,' before they are made public . . . and (f) the Company's earnings press releases."

(iv) The Audit Committee shall have compliance oversight responsibilities which include, *inter alia*, the requirements to "Administer the procedures relating to the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters. . . ."

(d) The Corporate Governance/Nominating Committee, whose charter was adopted on January 30, 2004, a copy of which is attached hereto as Exhibit "E" was created to assist the Board of Directors in recommending candidates for election as directors and make recommendations to the Board as to Allied's Corporate Governance Policies. The Corporate Governance/Nominating Committee charter, in effect at all relevant times herein, provides that the Corporate Goverance/Nominating Committee is to, *inter alia*:

(i) Develop and recommend to the Board a Corporate Governance Policy and recommend any appropriate changes therein, setting forth the corporate governance principles applicable to the Company.

(ii) Monitor and make recommendations to the Board on other matters of Board policies and practices relating to corporate governance.

(iii) Review and make recommendations to the Board regarding proposals of shareholders that relate to corporate governance.

18. The Board is specifically charged with the duty to value each of Allied's investments, including the investment in BLX. As set forth in Allied's SEC Form 10-K for the year ended December 31, 2006, in describing the valuation process for each of Allied's investments, the Individual Defendants "determine . . . the fair value of the portfolio in good faith," and in so doing, are provided with the valuation documentation compiled by Allied's Chief Valuation Officer who discusses and reviews the valuations with the Board of Directors, and with the "valuation analysis prepared by management using third-party valuation resources, when applicable." In addition, the Audit Committee of Allied's Board, with Allied's Chief Valuation officer present, "meets separately

from the full Board of Directors with the third-party consultants...to discuss the assistance provided and results."

SUBSTANTIVE ALLEGATIONS

The Fraudulent Scheme at BLX and Defendants' Complicity

19. Subsequent to being acquired by Allied, BLX has been involved in illegal lending practices that violated federal law, including fraudulently obtained SBA-guaranteed loans. The illegal lending practices engaged in by BLX have culminated, to date, in ongoing formal investigations by the Office of the Inspector General of the SBA and the United States Secret Service. In addition, an indictment is pending in the United States District Court for the Eastern District of Michigan, alleging that a BLX officer in BLX's Detroit office engaged in the fraudulent origination of loans that were guaranteed, in substantial part, by the SBA. Furthermore, BLX's fraudulent lending practices have jeopardized its designation as a preferred lender in the SBA 7(a) program and its ability to sell loans into the secondary market. Allied has stated in its 2006 Form 10-K that the "ultimate resolution of these matters could have a material adverse impact on BLX's financial condition, and, as a result, our financial results could be negatively affected."

The Individual Defendants Disregarded the Wrongdoing at BLX and Failed to Properly Investigate or Address the Concerns Raised About BLX

20. After Allied's acquisition of BLX, serious questions and issues surrounding Allied's valuation of its investment in BLX and its business practices involving BLX's loan portfolio were raised by, *inter alia*, various commentators/analysts including columnist Herb Greenberg, David Einhorn ("Einhorn") of Greenlight Capital LLC ("Greenlight"), Charles Gunther of Farmhouse Equity Research and Joel Houck of Wachovia Securities. In May 2002, for example, Einhorn raised the issue of Allied's failure to mark its investments to current market value, including its investment in BLX and that, as a result, Allied was presenting an inflated picture of its own financial condition and was hiding problems at the companies in which it had invested. Einhorn stated that as a result,

he was shorting shares of Allied stock. Defendant Walton immediately denied that there was any basis for Einhorn's statements.

21. In June 2002, Einhorn published his analysis of Allied, a copy of which is attached hereto as Exhibit "F," and specifically drew attention to Allied's investment in BLX. His concern was both the lack of transparency in Allied's reporting of the value of its investment in BLX and the increase in delinquent loans in BLX's loan portfolio. Again, defendant Walton rejected Einhorn's position and went on the offensive by attacking the persons seeking to have Allied modify the reporting of its financial condition. Defendant Walton stated, *inter alia*, that "Allied Capital has been the victim of a systematic campaign by short-sellers to use misinformation for personal use. . . ."

22. In contrast to defendant Walton's public statements, Allied disclosed on June 10, 2004 that the SEC had commenced an inquiry involving BLX. Despite the seriousness of the inquiry, and the underlying fraudulent practices ongoing at BLX, defendant Walton continued with his efforts to deflect attention from the truth and Allied's complicity in the wrongdoing at BLX. Defendant Walton sought to put the "blame" for the SEC inquiry on the accusations from short sellers. However, *The New York Times* reported that the SEC was investigating a transfer of troubled loans from BLX to Allied. This type of transfer from one company's financial statements to another's would enable the bad loans to be taken off the books of the first company, thereby avoiding any negative financial reporting, while clearly hiding the truth.

23. In December 2004, Allied disclosed that the U.S. Attorney's office in Washington D.C. was conducting a criminal investigation of BLX. Allied stated that it had received a letter from prosecutors requesting that Allied preserve and produce documents relating to its relationship with BLX. Again, Allied sought to deflect attention away from the wrongdoing at BLX and Allied by stating that the criminal investigation "appears to pertain to matters similar to those allegations made

by short sellers over the past two and one-half years." In permitting Allied senior management to make these misleading statements to the public, the directors of Allied clearly indicated their knowledge and awareness of the wrongdoing, their complicity in the wrongdoing at BLX and Allied, and their full support of Allied's senior management to continue to mislead the public and cover-up the wrongdoing.

24. In March 2005, Einhorn wrote to Allied's Board, asking the directors to conduct an independent investigation into allegations of loan fraud at BLX. One week later, defendant Browne, then Chairman of Allied's Audit Committee wrote back to Einhorn. He stated that the Allied Board was aware of Einhorn's prior allegations against the Company's management and that information the Board requested from management and outside counsel "has not supported [his] allegations of misconduct." The Allied Board, through defendant Browne, again sought to give the misleading appearance that the allegations of wrongdoing had no basis in fact and that the Board had conducted a thorough investigation of the issues raised concerning BLX and Allied's conduct. This was not the case, as events would soon reveal.

25. On August 3, 2005, Allied disclosed that the underlying allegations of wrongdoing were not being taken lightly by the federal government and that, in fact, Allied already had spent $25 million in legal expenses in the first half of 2005 on government investigations which required, *inter alia*, Allied to produce "millions of pages" of Company e-mails and documents. This belated admission by Allied senior executives and the Defendants revealed the false and misleading nature of their earlier statements that the allegations of wrongdoing had no basis in fact and were nothing but self-indulgent statements made by short sellers of Allied stock and that the federal investigations were nothing more than a product of these short seller allegations.

The Government Investigates the
Wrongful Conduct at BLX and Files Charges

26. In its Form 10-Q for the period ended September 30, 2006, filed with the SEC in November 2006, Allied further disclosed that " the Office of Inspector General of the SBA and the Department of Justice have been conducting investigations into the lending activities of BLX and its Detroit office. These investigations are ongoing." Additionally, under the section entitled "Legal Proceedings," the Company disclosed that "to date, we have produced materials in response to requests from both the SEC and the U.S. Attorney's Office, and a director and certain current and former employees have provided testimony and have been interviewed by the staff of the SEC and, in some cases, the U.S. Attorney's Office. We are voluntarily cooperating with these investigations." This disclosure contradicts Defendants' earlier, and now clearly false and misleading, statements made in response to the assertions of wrongdoing, some of which misstatements were made by Defendants during the very time some of them were giving testimony to federal officials.

27. On December 15, 2006, the U.S. Attorney's Office in Michigan filed under seal an indictment (the "December Indictment") of Patrick Harrington, an Executive Vice President of BLX. The indictment was unsealed on January 9, 2007. The December Indictment, attached hereto as Exhibit "G," charges Harrington, who headed BLX's Troy Michigan office until that office was closed by Allied on August 1, 2006, with causing at least 76 SBA-guaranteed loans totaling approximately $77 million to be fraudulently originated and issued.

28. On January 9, 2007, United States Attorney Stephen J. Murphy announced that 19 persons had been charged in federal court in connection with nearly $77 million loans guaranteed by the SBA. Those charged were as follows:

- Patrick J. Harrington – former Executive Vice President of BLX
- Deborah J. Lazenby – former Assistant Vice President of Huntingdon National Bank

- Adbul Waheed Khan, Fikri Mamdouh, Khaled Manassra, Murshid Al-Nakid, Mohamad Cheaib, Sanaa Dakhallah, Fatme Saad, Mona Faraj, Mohamed Baydoun, Tawfiq Alfakhouri, Hanan Awada, Jihad Zahra, Barbara Stylianou, Youssef Bazzi, Hassan Zeineddine, Dima Jaber – fraudulently obtaining a SBA guaranteed loan from BLX.

29. Allied issued a statement about BLX and the indictment on January 11, 2007, again seeking to blame the events culminating in the indictment on someone other than itself, in this case Harrington. In a true *non sequitor* Allied noted that Harrington ceased working for BLX in September 2006, although the underlying wrongdoing occurred long before that date, and attempted to portray itself as being a victim of the same alleged fraud stating, "If the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct." Obviously, the investigation defendant Browne alluded to in response to Einhorn's request for an independent investigation, *see* ¶24, could not have been conducted by Defendants with any degree of independence.

30. As reported in a January 13, 2007 *The New York Times* article, the repercussions to Allied were not limited to the more than approximately $77 million in fraudulent loans. In addition, the SBA has suspended BLX's ability to sell the loans it issues to large institutional investors in the secondary market and the SBA is considering suspending the preferred lending status of BLX, which would result in every loan issued by BLX having to be individually vetted by the SBA. As admitted by Allied in its earlier SEC filing, *see* ¶19 above, these actions will have an adverse financial effect on Allied. The SBA is also investigating the loans BLX issued after Allied acquired BLX.

31. Financial analysts have recognized the substantial adverse financial impact on Allied as a result of the wrongdoing, as reported by Herb Greenberg's *Market Watch* article on January 11, 2007. Allied's financial exposure to BLX amounts to 18.5% of Allied's shareholders' equity, including the $188 million in BLX debt which Allied has guaranteed and the $29.5 million in letters of credit from Allied tied to four BLX loan securitizations.

32. The *Associated Press* reported on January 11, 2007 that Allied had already written down its investment relating to BLX by $34.3 million.

33. Allied acknowledged, on January 15, 2007, that "it has retained an independent third party to work with BLX to conduct a review of BLX's internal control systems, with a focus on preventing fraud and further strengthening the company's operations."

Einhorn Makes Another Demand on the Individual Defendants Which is Rejected

34. On January 22, 2007, Einhorn sent a detailed letter to the Board making a demand that the Board "exercise its duty of care by removing the present management team that has presided over the metastasizing fraud at BLX and Allied and by quickly moving to take remedial steps to end the dishonest culture perpetrated by current management" ("the Einhorn Shareholder Demand"). Einhorn reminded the Board of his prior letters, including the March 11, 2005 letter, outlined the prior red flags informing the Board and Allied management of the fraudulent activities and reminded the Board:

> [that in its] previous responses to my letters, the Audit committee of Allied's Board sloughed off its responsibility by shifting the burden to me to provide additional 'specific' relevant information. As recent events have plainly shown, you should not have required any additional information; the information I had already provided was specific and could have been confirmed if even a basic, independent investigation had been performed. Indeed, over the past several years, you have received from me and from others mounting evidence that BLX has engaged in widespread loan origination fraud--fraud that extends far beyond the scope of the Harrington Indictment. Yet, you have repeatedly ignored this evidence of continuing misconduct by BLX's and Allied's management.

The Einhorn Shareholder Demand on the Defendants is attached as Exhibit H, hereto.

35. The Einhorn Shareholder Demand was the subject of an article in *The New York Times*, dated January 23, 2007, titled, "Allied Is Asked to Remove Management." (See Exhibit "I," attached hereto.)

36. On February 6, 2007, Allied announced that, in late December 2006, it had received a subpoena from the U.S. Attorney's Office for the District of Columbia requesting, among other things, the production of records regarding the use of private investigators by Allied or it agents.

37. Following this announcement, Greenlight, on February 7, 2007, issued a press release disclosing that it had alerted Allied's Board that BLX was engaged in widespread fraud stating that, ". . . Allied's Board is circling the wagons instead of engaging in the urgently necessary house cleaning of management." (See Exhibit "J" which is attached hereto.)

38. In the "Recent Developments" section of Allied Capital's N-2, filed with the SEC on April 3, 2007, Allied Capital updated its shareholders on BLX, stating that it had:

> . . . . entered into an agreement with the U.S. Small Business Administration (SBA). According to the agreement, BLX will remain a preferred lender in the SBA 7(a) Guaranteed Loan Program and will retain the ability to sell loans into the secondary market. As part of this agreement, BLX has agreed to the immediate payment of approximately $10 million to the SBA to cover amounts paid by the SBA with respect to some of the SBA-guaranteed loans that have been the subject of inquiry by the United States Attorney's Office for the Eastern District of Michigan. The SBA will increase oversight of BLX's SBA-related lending operations. The agreement provides that any loans originated and closed by BLX during the term of the agreement will be reviewed by an independent third party selected by the SBA prior to the sale of such loans into the secondary market. The agreement also requires BLX to repurchase the guaranteed portion of certain loans that default after having been sold into the secondary market, and subjects such loans to a similar third party review prior to any reimbursement of BLX by the SBA. In connection with this agreement, BLX also entered into an escrow agreement with the SBA and an escrow agent in which BLX agreed to deposit $10 million with the escrow agent for any additional payments BLX may be obligated to pay to the SBA in the future.

39. On April 13, 2007, United States Attorney Stephen J. Murphy announced the filing of another indictment in the ongoing investigation of SBA-guaranteed loans originated by BLX and that guilty pleas were entered by Daryoush Zahraie ($990,000 SBA-guaranteed loan issued by BLX) and Ahmad M. Qdeih ($1.1 million SBA guaranteed loan issued by BLX).

40. Since Allied's acquisition of BLX in 2000, BLX has been engaged in a far-reaching fraud. Defendants, during the period of wrongdoing, were specifically charged with valuing Allied's

substantial investment in BLX and had intimate knowledge of the business and operations of BLX. In addition, because Allied owned BLX and under the Corporate Governance charters in place at Allied, the Individual Defendants were charged with the responsibility to assure that BLX's business activities were conducted legally. Throughout the period of wrongdoing, the Individual Defendants were also provided with numerous red flags, outlined above and in the Einhorn Shareholder Demand, which put them on notice of the far-reaching fraudulent and illegal conduct. In addition, the Defendants were specifically asked in the Einhorn Shareholder Demand, and in Einhorn's earlier letters to the Allied Board, to take appropriate remedial action. Instead, Defendants rejected all efforts to prod them to act in accordance with their fiduciary duties, stating, *inter alia*, that there was no wrongdoing to investigate. Defendants, thus, have violated their fiduciary duties, including adherence to their own Corporate Governance Policy, Code of Ethics and Charters.

41. The underlying wrongdoing at BLX and Allied was repeatedly brought to the attention of the Board and yet they repeatedly denied its existence. Instead, the Board either gave misleading information concerning the allegations of wrongdoing by denying that there was any basis in fact for the allegations or blaming the allegations on the self-interests of short sellers of Allied common stock, or gave them short shrift, in one case responding in less than a week to a shareholder request for an investigation. However, the Company's BLX investment and the underlying wrongdoing had been under a federal microscope for over two years but it was not until the December Indictment that Allied was forced by circumstance now publicly revealed to announce that it had commenced a review of BLX's internal control systems. This is too little too late. Throughout this entire time period, Defendants permitted the wrongdoing to continue, permitted the misrepresentations about the wrongdoing to be made public by or on behalf of Allied, and continued to financially reward the senior executives of Allied, two of whom were fellow directors, with huge compensation packages and cash bonuses.

42. Defendants violated their fiduciary duties, based on the facts they knew or should have known, by permitting, failing to stop and failing to correct the ongoing improper acts and practices at Allied and of its senior executive officers, as alleged above, including, *inter alia*: (i) permitting Allied and BLX to operate without adequate internal control over its financial reporting which both reflected and created an environment that encouraged deviations from sound business practices; and (ii) permitting the making of fraudulent, illegal loans; and (iii) permitting the making of and making false and misleading statements to the public concerning the allegations of wrongdoing at BLX and Allied.

43. Defendants' conduct involved a knowing, culpable, and/or reckless violation of their obligations as directors of Allied, an absence of good faith on their part, and a blatant disregard for their duties to the Company and its shareholders which the Individual Defendants knew or recklessly disregarded created a substantial risk of significant economic and reputational injury to the Company. Defendants' breaches of their fiduciary duties were committed either intentionally or in reckless disregard of the material facts known or available to them, as alleged above, and have caused and continue to cause Allied to incur significant injury, as alleged above, including, *inter alia*, the loss of goodwill and reputation.

Defendants' Knowledge of General Standards of Internal Control and Corporate Compliance

44. As sophisticated business people with extensive executive management experience in publicly-traded companies, Defendants were each aware of basic concepts of internal controls as applied to complex business organizations, as well as of the importance of adequate and effective systems to assure corporate compliance with applicable laws and regulations. In addition, defendants Garcia, Harper, Hebert, Long, Pollack, Steuart, and Van Roijen had specific business experience in the financial field as they were private investors, and/or chief executive officers of public companies.

45. Although issues of internal control and corporate compliance had received extensive congressional, regulatory, industry and public attention in the 1970s and 1980s, in the early 1990s, two developments directly pertaining to organizational governance clearly and unambiguously established the crucial responsibilities of corporate directors in these critical areas, namely the United States Sentencing Commission guide-lines and the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") published "Internal Control – Integrated Framework" ("COSO Framework").

46. First, pursuant to the Sentencing Reform Act of 1984, in 1991 the United States Sentencing Commission adopted the Organizational Sentencing Guidelines (the "Sentencing Guidelines"). The Sentencing Guidelines set forth a uniform structure for sentencing organizations for violations of federal criminal statutes, creating powerful incentives for corporations to have in place effective compliance programs, and establishing minimum criteria for evaluating such programs.

47. Among the minimum criteria for an effective compliance program under the Sentencing Guidelines are:

- standards and procedures to be followed by employees and other agents that are reasonably capable of reducing the prospect of illegal conduct;
- assignment of overall responsibility to oversee compliance with such standards and procedures to high-level personnel;
- utilization of monitoring and auditing systems reasonably designed to detect illegal conduct by employees and other agents;
- having in place a reporting system whereby employees and other agents could report illegal conduct without fear of retribution;
- consideration of the likelihood that certain offenses may occur because of the nature of the company's business;
- consideration of the prior compliance history of the company; and
- ensuring that the company's compliance program incorporates and follows standards called for by any applicable government regulation.

48. These explicit criteria support the common-sense proposition that directors, in performing their compliance oversight function, must satisfy themselves that the corporation's compliance program is appropriately designed to address the compliance risks arising from the nature of the company's business and its specific compliance history, and must ensure that the company employs a system of monitoring and auditing that will provide them with reasonable assurance that the compliance program is in fact operating effectively.

49. Second, in 1992, COSO published the COSO Framework which provides a broad framework of criteria against which companies can evaluate the effectiveness of their internal control systems. The COSO Framework became the basis for many existing rules, regulations and laws, and, most recently, was recognized by the SEC (in its final rule regarding Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, IC-26068) as the only currently existing internal control evaluation criteria satisfying the SEC's evaluative standard requirement applicable in the United States.

50. Highly relevant to the degree of respect and deference given to the COSO Framework was the expansive and multi-disciplinary nature of the input, review and assessment reflected in its creation. Specifically, the COSO Framework solicited the views of a broad base of corporate executives, legislators, regulators, academics and auditors. In addition, an exposure draft was widely released, and comments were received, considered and processed in arriving at the final version.

51. The COSO Framework defines internal control as "a process, effected by an entity's board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of objectives" in three categories: (i) effectiveness and efficiency of operations; (ii) reliability of financial reporting; and (iii) compliance with applicable laws and regulations. COSO further states that internal control consists of five components:

- *Control Environment* -- The core of any business is its people -- their individual attributes, including integrity, ethical values, and competence -- and the environment in which they operate. They are the engine that drives the entity and the foundation on which everything rests.

- *Risk Assessment* -- The entity must be aware of the risks it faces. It must set objectives, integrated with the sales, production, marketing, financial and other activities so that the organization is operating in concert.

- *Control Activities* -- Control policies and procedures must be established and executed to help ensure that the actions identified by management as necessary to address risks to achieve the entity's objectives are effectively carried out.

- *Information and Communication* -- Surrounding these activities are information and communication systems. These enable the entity's people to capture and exchange the information needed to conduct, manage and control its operations.

- *Monitoring* -- The entire process must be monitored, and modifications made as necessary. In this way, the system can react dynamically, changing as conditions warrant.

52. The COSO Framework contains separate chapters addressing each internal control component. Each chapter concludes with a section concerning evaluation of the effectiveness of the relevant internal control component and gives illustrative examples of key inquiries to be made by the evaluator. Highlights of these illustrative examples include:

- *Control Environment* -- To what extent is there pressure to meet unrealistic short-term performance targets and to what extent is compensation based on achieving them? To what extant is the board or audit committee independent of management? To what extent is sufficient and timely information provided to the board or audit committee?

- *Risk Assessment* -- Are mechanisms to identify risks arising from external sources adequate? Are mechanisms to identify risks arising from internal sources adequate? Is the risk analysis process, including estimating the significance of risks, assessing the likelihood of their occurring and determining needed actions, adequate?

- *Control Activities* -- Have appropriate policies and procedures been designed and implemented relative to the risks identified and assessed in the risk assessment process?

- *Information and Communication* -- Is information provided to the right people in sufficient detail and on time to enable them to carry out their responsibilities efficiently and effectively? Have channels of communication been established for people to report suspected improprieties?

- *Monitoring* -- Are internal audit activities effective? Is the entity responsive to internal and external auditor recommendations on means to strengthen internal controls?

53. Most importantly, the COSO Framework recognizes that: "an active and involved board of directors . . . possessing an appropriate degree of management, technical and other expertise coupled with the necessary stature and mind set so that it can adequately perform the necessary governance, guidance and oversight responsibilities . . . is critical to effective internal control." One key environmental factor that creates a temptation for employees to engage in improper acts is "[a]n ineffective board of directors that does not provide objective oversight of top management." Moreover, "an unassertive or ineffective board or audit committee can provide opportunities for indiscretions."

54. The COSO Framework also states that the duty of a company's CEO, who has "ultimate ownership responsibility for the internal control system," is to ensure that "all of the components of internal control are in place," and that "the CEO [is] ultimately accountable to the board." The board itself must satisfy itself that the internal control system is reasonably designed and operates effectively. The COSO Framework states that "[e]ffective boards and audit committees [must] determine whether the internal control system has the necessary critical underpinnings," that "[m]embers of the board should discuss with senior management the state of the entity's internal control system[,] provide oversight as needed[, and] seek input from the internal and external auditors," and that the "audit committee, in conjunction with or in addition to a strong internal audit function, is often in the best position within an entity to identify and act in instances where top management overrides internal controls or otherwise seeks to misrepresented reported financial results."

55. The COSO Framework further provides that:

> Management is accountable to the board of directors or trustees, which provides governance, guidance, and oversight. By selecting management, the board has a

> major role in defining what it expects in integrity and ethical values, and can confirm its expectations through its oversight activities. Similarly, by reserving authority in certain key decisions, the board can play a role in high-level objective setting and strategic planning, and with the oversight that the board provides, the board is involved pervasively in internal control.
>
> Effective board members are objective, capable, and inquisitive. They have working knowledge of the entity's activities and environment and commit the time necessary to fulfill their board responsibilities. They should utilize resources as needed to investigate any issues they deem important, and have an open and unrestricted communications channel with all entity personnel, including the internal auditors, and with the external auditors and legal counsel.

56. The COSO Framework recognizes that "[a] changed . . . economic environment can result in increased competitive pressures and significantly different risks." The COSO Framework makes clear that changed economic conditions, such as the withdrawal of a company's product, constitute a "[c]ircumstance[] demanding special attention" in terms of assessing internal control and compliance risks at the Company.

57. One of the basic concepts set forth in the COSO Framework -- and perhaps the most crucial in terms of highlighting the necessity of active involvement and oversight by a company's directors -- is that internal controls may be circumvented by management:

> The term "management override" is used here [in the COSO Framework] to mean overruling prescribed policies or procedures for illegitimate purposes with the intent of personal gain or an enhanced presentation of an entity's financial condition or compliance status. . . . [A]ctions to override usually are not documented or disclosed, with an intent to cover up the actions.

58. Thus, the COSO Framework repeatedly emphasizes the critical importance of the role of directors, functioning in an audit committee or as the full board, in conjunction with a strong internal audit function, to identify and act in instances where top management overrides internal controls. It identifies management override as one instance in which the "audit committee or board must carry its oversight role to the point of directly addressing serious events or conditions."

59. In the wake of the 2001 Enron collapse, issues of internal control and compliance -- and particularly, the responsibilities of corporate directors with respect to these matters -- have

received renewed and intense legislative, regulatory, industry and public scrutiny. A Senate investigation into the Enron situation led to publication of a July 2002 report laying a significant part of the blame for the Company's collapse on the failure of the directors to take appropriate action to address known risks. This report led to enactment of the Sarbanes Oxley Act of 2002.

60. Key provisions of the Sarbanes Oxley Act include:

- Requiring companies to establish an Audit Committee of the board of directors, consisting entirely of independent directors.
- Requiring companies to disclose the name of at least one Audit Committee member who is a "financial expert," or to publicly explain why the committee includes no such member.[1]
- Requiring officers signing annual and quarterly reports to certify, among other things, that they have disclosed to the Audit Committee all significant deficiencies in the design or operation of the company's internal controls which could adversely affect the company's ability to record, process, summarize and report financial data, as well as any fraud, material or not, that involves management or other employees who have a significant role in the company's internal controls.
- Requiring each annual report to contain an internal control report stating the responsibility of management for establishing and maintaining an adequate internal control structure and procedures for financial reporting and containing an assessment, as of the end of the most recent fiscal year, of the effectiveness of the internal control structure, which must be attested to by the company's independent auditor in connection with its audit report.

These provisions make clear that federal law directly places upon directors of public companies a duty to actively oversee internal controls.

61. Other regulatory and law enforcement action since 2001 has clearly emphasized director responsibility for oversight of compliance programs. For example, revisions to the

---

[1] The SEC's final rules regarding this requirement, effective March 3, 2003, define the term "audit committee financial expert" as having all five of the following attributes: Understands GAAP and financial statements; Can apply GAAP to estimates, accruals and reserves; Has personal experience or has supervised those with experience in preparing, auditing, analyzing or evaluating financial statements of a breadth and complexity comparable to the breadth and complexity of the company's financial statements; Understands internal controls and financial reporting procedures; and Understands audit committee functions.

Sentencing Guidelines, effective November 1, 2004, address the role of the organization's "governing authority" -- in most cases, a board of directors -- in an effective compliance program:

> The organization's governing authority shall be knowledgeable about the content and operation of the program to prevent and detect violations of law and shall exercise reasonable oversight with respect to the implementation and effectiveness of the program to prevent and detect violations of law.
>
> Specific individual(s) within the high level personnel of the organization shall be assigned direct, overall responsibility to ensure the implementation and effectiveness of the program to prevent and detect violations of law. Such individual(s) shall be given adequate resources and authority to carry out such responsibility and shall report on the implementation and effectiveness of the program to prevent and detect violations of law directly to the governing authority or an appropriate subgroup of the governing authority.

62. These revisions were intended to *clarify* the already-existing compliance responsibilities of: (i) members of the governing authority; (ii) executive leadership; and (iii) individuals having primary responsibility for the compliance program.

63. In January 2003, the Justice Department issued revised Principles of Federal Prosecution of Business Organizations. Like the original principles issued in 1999, these revised principles list the existence of an effective corporate compliance program as an important consideration for prosecutors in making charging decisions. However, the revised principles go far beyond the original principles in emphasizing the responsibility of directors to oversee a corporate compliance program.

64. The revised principles list as questions the prosecutor may consider:

- Do the corporation's directors exercise independent review over proposed corporate actions rather than unquestioningly ratifying officers' recommendations?
- Are the directors provided with information sufficient to enable the exercise of independent judgment? and
- Have the Directors established an information and reporting system in the organization reasonably designed to provide management and the board with timely and accurate information sufficient to allow them to reach an informed decision regarding the organization's compliance with the law?

DERIVATIVE ALLEGATIONS

65. Plaintiff brings this action derivatively in the right and for the benefit of Allied to redress injuries suffered and continuing to be suffered by Allied as a direct result of the breaches of fiduciary duty by the Defendants. Allied is named as a nominal defendant solely in a derivative capacity.

66. Plaintiff will adequately and fairly represent the interests of Allied and its shareholders in enforcing and prosecuting its rights.

67. Plaintiff is and was an owner of Allied stock during the times relevant to the Defendants' wrongful course of conduct alleged herein, and remains a shareholder of the Company.

68. Demand on the present Board of Allied to take remedial action with respect to the fraudulent and illegal activity involving BLX and Allied has been made and rejected by the Defendants. As alleged herein, Einhorn made a series of demands on the Allied board and each one was rejected, including the recent Einhorn Shareholder Demand. Thus, shareholder demand was made on the Defendants and rejected.

69. In addition, demand on the Allied Board would also be excused because, under the facts and circumstances pleaded herein, any demand by plaintiff would be futile. There is no basis for believing that the Individual Defendants, having repeatedly rejected the demands of Einhorn, would react differently to the same demand signed by plaintiff. As alleged herein, the Individual Defendants, as the result of, *inter alia*, the federal inquiries and investigations of BLX and Allied, and the facts alleged therein, their own duties and responsibilities at Allied and the prior demands made on the Board to conduct an investigation, knew of the allegations of wrongdoing and, particularly as the federal investigations proceeded and Allied reviewed and produced millions of pages of documents to federal investigators, and provided testimony, knew that the allegations of wrongdoing had real substance. However, Defendants continued to steadfastly refuse to take any

action on their own and continually rejected the notion that there was any wrongdoing to investigate. These actions and inactions by the Defendants, which also make them complicit in the wrongdoing, make it clear that the Individual Defendants would have rejected any demand to bring this action.

70. Among the specific facts and circumstances from which it can be reasonably concluded that Defendants knew of the allegations of wrongdoing dating back to 2002 are the following:

(a) in the Spring of 2002, Einhorn, of Greenlight, publicly challenged Allied's accounting for its investments in, *inter alia*, BLX, stating that many of its loans were carried at inflated values;

(b) in 2003, Greenberg, then at *TheStreet.com*, wrote an article about a questionable BLX loan to owners of a motel in Norfolk, Virginia, that was known to be a haven for drug dealers which, a month later, was raided by the U.S. Drug Enforcement Agency. When the borrowers declared bankruptcy, leaving BLX with a worthless $1.1 million loan on its books, Greenberg wrote a letter to Allied setting forth the circumstances and asking for a response. No response was forthcoming;

(c) in April 2004, in an SEC filing, Allied disclosed that it transferred $9 million in troubled loans from BLX to Allied. A securities analyst at Wachovia Corp., attempted to get more information on the transaction from Allied but dropped coverage of the Company when he received what he termed "unsatisfactory" answers from Allied;

(d) in June 2004, Allied disclosed in its SEC filings that the SEC had begun an investigation of Allied that focused on the lending activities of BLX, stating that they were notified by the SEC on June 24, 2004 that they were the subject of an informal investigation. Defendant Walton belittled the SEC investigation, stating that it was based on frivolous allegations by "short sellers" made over the prior two years which were based on "false and misleading information and distorted facts." The market price of Allied common stock fell 10%;

(e) on December 27, 2004, Allied disclosed that it had received letters from the U.S. Attorney in Washington, D.C. that it was conducting a criminal investigation related to Allied's investment in BLX and requesting the preservation and production of specified information concerning Allied and BLX in connection with the criminal investigation. Allied stated that the "investigation pertained to the issues and matters raised by short sellers" more than two years earlier;

(f) both the SEC investigation and the criminal investigation focused on how certain transactions between Allied and BLX affected the value of the companies and whether proper disclosure was made to Allied shareholders;

(g) in connection with the SEC investigation and the criminal investigation by the U.S. Attorney, Allied disclosed that one of its directors and certain of its current and former employees had provided testimony and had been interviewed by either or both of the federal investigators;

(h) in March 2005, Einhorn, of Greenlight, wrote directly to the Board describing the lending scheme at Allied and BLX which was "dependent on the commission of systematic fraud" against the SBA and requesting that they conduct an investigation. Within a week, defendant Browne responded by rejecting the notion that there was anything to investigate;

(i) in early 2006, the SBA lowered BLX's rating to the lowest level that permitted it to remain in the preferred lender program based on the rising number of defaults and late payments by its borrowers, including the rising level of defaults in loans originated by the BLX Troy, Michigan, office, the office headed by Harrington. Shortly thereafter, in August 2006, Allied closed down the Troy, Michigan, office;

(j) in November 2006, as disclosed by Allied in an SEC filing, the Office of the Inspector General of the SBA, along with the Department of Justice, was investigating the lending activities of BLX;

(k) in January 2007, Greenlight sent a letter to Allied asking them to replace its senior managers after the indictment of Patrick J. Harrington;

(l) in February 2007, Allied disclosed that it had received a Subpoena from the U.S. Attorney's Office for the District of Columbia requesting production of records; and

(m) in February 2007, Greenlight issued another press release in response to Allied's Subpoena Announcement.

71. In addition, Defendants, were charged with the duty to value Allied's investment in BLX and in each year since Allied acquired BLX, the Individual Defendants overvalued the investment in BLX and then signed the SEC Forms 10-K filed by Allied with the SEC which contained the false and inflated BLX valuation.

72. Furthermore, by their actions as alleged herein, Defendants have subjected themselves to personal liability for their actions alleged herein which, by reason of their intentional and/or reckless conduct, is not protected by business judgment, District of Columbia law or any provision in Allied's articles of incorporation or by-laws purporting to insulate Defendants from liability for certain actions.

CAUSE OF ACTION FOR BREACH OF FIDUCIARY DUTY AGAINST DEFENDANTS

73. Plaintiff incorporates by reference each of the foregoing allegations.

74. Defendants owed to Allied the highest duties of loyalty, honesty, diligence, and fairness.

75. At a minimum, to discharge these duties, each Defendant should have exercised reasonable and prudent supervision over the management, policies, practices, controls and financial affairs of the Company. By virtue of these obligations, each Defendant was required, *inter alia*:

(a) to exercise reasonable control and supervision over the officers, employees, agents, business, and operations of the Company; and

(b) to be and remain informed as to how the Company was operating and, upon receiving notice or information of an imprudent, questionable condition, or practice, make reasonable inquiry and, if necessary, make all reasonable remedial efforts.

76. As described herein, the Defendants knowingly or with recklessness breached their fiduciary duties by orchestrating, devising, carrying out, participating in, and/or failing to prevent, terminate, or timely correct the wrongdoing alleged herein.

77. As a direct and proximate result of Defendants' violations of their fiduciary duties, Allied has been injured. The exact amount of Allied's total damages is not presently determinable because of the pendency and continuing nature of the investigations and their related costs, arising out of the wrongdoing alleged herein.

78. Plaintiff brings this action as a current shareholder of Allied on behalf of Allied to obtain indemnification for all damages suffered by the Company and a judicial determination that each of the Defendants is obligated to indemnify and hold Allied harmless from any and all such fines, damages, judgments or other awards, including attorneys' and expert fees, that may be recovered against Allied in any investigation or litigation relating to the Defendants' breaches of duty. Further, plaintiff, on behalf of Allied, seeks recovery of all damages suffered by Allied as a result of Defendants' breaches of duty and the wrongdoing alleged herein.

WHEREFORE, plaintiff demands judgment as follows:

A. Declaring that Defendants, and each of them, have breached their fiduciary duties as alleged herein;

B. Directing Defendants, jointly and severally, to account for all losses and/or damages sustained by the Company by reason of the acts and omissions complained of herein;

C. Requiring Defendants to remit to the Company all of their salaries and other compensation received for the periods when they breached their duties;

D. Awarding compensatory damages or money damages against all the Defendants, jointly and severally, in favor of Allied for all losses and damages suffered as a result of the acts and transactions complained of herein;

E. Declaring that Defendants are obligated to indemnify and hold Allied harmless from any fines, penalties, judgment, settlement or award pursuant to any of the actions pending or to be filed against Allied or its employees or agents arising out of the breaches of duty and wrongdoing alleged herein;

F. Directing that all the Defendants account for all damages caused by them as a result of their unlawful conduct;

G. Ordering that the Defendants and those under their supervision and control refrain from further violations as are alleged herein and to implement corrective measures, including a system of internal controls and procedures sufficient to prevent the repetition of the acts complained of herein, that will rectify all such wrongs as have been committed and prevent their recurrence;

H. Awarding pre-judgment and post-judgment interest as allowed by law;

I. Awarding plaintiff her costs and expenses for this action, including reasonable attorneys' and experts' fees; and

J. Granting such other and further relief as this Court may deem just and proper.

DATED: May 14, 2007

LAW OFFICES OF ROGER M. ADELMAN
ROGER M. ADELMAN

/s/ Roger M. Adelman
Roger M. Adelman

1100 Connecticut Ave., NW, Suite 730
Washington, DC 20036
Telephone: 202/822-0600
202/822-6722 (fax)
Radelman@EROLS.com

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
EVAN J. KAUFMAN
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
NANCY M. JUDA
1100 Connecticut Avenue, N.W., Suite 730
Washington, DC 20036
Telephone: 202/822-6762
202/828-8528 (fax)

LAW OFFICES BERNARD M.
GROSS, P.C.
DEBORAH R. GROSS
ROBERT P. FRUTKIN
Wanamaker Bldg., Suite 450
100 Penn Square East
Philadelphia, PA 19107
Telephone: 215/561-3600
215/561-3000 (fax)

Attorneys for Plaintiff

VERIFICATION

I, RENA NADOFF, declare that I have reviewed the **AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT** prepared on behalf of **ALLIED CAPITAL CORPORATION** and I authorize its filing. I have reviewed the allegations made in the Complaint, and to those allegations of which I have personal knowledge, I believe those allegations to be true. As to those allegations of which I do not have personal knowledge, I rely on my counsel and their investigation and for that reason believe them to be true. I further declare that I am a current holder, and have been a holder, of common stock during the time period in which the wrongful conduct alleged and complained of in the Complaint was occurring.

5/11/07
DATE

[signature]
RENA NADOFF

CERTIFICATE OF SERVICE

I hereby certify that a copy of the Amended Verified Shareholder Derivative Complaint has been served via first class U.S. Mail and Electronic transmission this 14th day of May, 2007 upon:

Thomas F. Connell, Esq.
Jonathan E. Paiken, Esq.
Christopher Davies, Esq.
Ryan P. Phair, Esq.
WILMER CUTLER PICKERING HALE
AND DORR, LLP
1875 Pennsylvania Ave., N.W.
Washington, D.C. 20006
Telephone : 202-663-6000

Counsel for Defendants

/S/ Roger Adelman

Roger Adelman


PROCESSING
2007
SECTION

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, Derivatively on Behalf of ALLIED CAPITAL CORPORATION, Plaintiff, vs. WILLIAM L. WALTON, et al., Defendants, – and – ALLIED CAPITAL CORPORATION, a Maryland corporation, Nominal Defendant.	Case No. 2007 CA001060 Calendar 6 - Judge Alprin Next Court Date: May 18, 2007 Event: Initial Conference

MEMORANDUM OF LAW IN OPPOSITION TO DEFENDANTS' MOTION TO DISMISS PLAINTIFF'S VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

TABLE OF CONTENTS

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TABLE OF AUTHORITIES

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STATUTES

Plaintiff Rena Nadoff respectfully submits this memorandum of law in opposition to the Individual Defendants' and Nominal Defendant Allied Capital Corporation's ("Allied") Motion to Dismiss Plaintiff's Verified Shareholder Derivative Complaint (the "Motion"). Concurrently with the filing of plaintiff's opposition to the Motion, plaintiff is filing, pursuant to D.C. Super. Ct. Rule 15(a), Plaintiff's Amended Verified Shareholder Derivative Complaint (the "Amended Complaint"). The filing of the Amended Complaint adds additional factual allegations and renders moot any arguments made by defendants in the Motion.[1] Nevertheless, as described below, the Motion is without merit and should be denied.

I. INTRODUCTION

Business Loan Express, LLC ("BLX"), an entity owned and controlled by nominal defendant Allied and with the assistance of Allied, engaged in illegal lending practices and committed fraud. Defendants, as directors of Allied, under the corporate governance policies in place at Allied and in accordance with their fiduciary obligations, were required to properly monitor BLX and its business practices to prevent this type of conduct, and once it occurred, to stop it from continuing. Defendants, however, failed to fulfill their fiduciary duties to Allied and prevent this conduct. Moreover, even though Defendants were publicly alerted to the wrongdoing on numerous occasions, defendants continued to turn a blind eye to the fraud perpetrated at BLX, which in turn resulted in the misrepresentation of the true value of Allied's investments.

For the past several years, institutional investors, as well as the news media, alerted Defendants to the likelihood that BLX was engaging in fraudulent conduct. During 2005, institutional investor Greenlight Capital Management ("Greenlight"), wrote to the Company's Board of Directors (the "Board") and demanded an investigation into the wrongdoing. Also during this

[1] Prior to the filing of the Motion, counsel for Plaintiff informed counsel for Defendants that Plaintiff intended to amend her complaint. Nevertheless, Defendants filed their Motion, knowing that the complaint that it was directed to would be superceded.

period, several governmental agencies began investigations into BLX and ultimately brought criminal charges against individuals involved in the wrongdoing. Defendants, however, publicly shrugged off these warnings and failed to properly investigate or attempt to remedy the situation. In fact, Defendants even went as far as to publicly denounce any calls for action on the part of the Board and during 2005 illegally obtained the phone records of the individual from Greenlight who demanded the investigation.

Then, on January 9, 2007, the United States Attorney's Office charged 19 people with fraud in connection with approximately $77 million in BLX loans guaranteed by the U.S. Small Business Administration ("SBA"). Instead of launching an appropriate investigation into the wrongdoing at BLX, the Board attributed the problems to a single BLX employee. The Board's failure to appropriately respond to these charges prompted Greenlight to send a second detailed demand letter to the Board requesting that they comply with their fiduciary obligations and investigate and properly address the wrongdoing at BLX. Once again, the Board failed to take any action.

Plaintiff has filed this derivative action, on behalf of Allied, because the Board has failed - time and time again - to properly address the fraudulent activity at BLX. Defendants argue in their motion that the Complaint should be dismissed because: (i) Plaintiff has failed to make a demand; and (ii) Defendants are shielded from liability under the provisions of the Company's certificate of incorporation. Contrary to Defendants' assertions, a demand was made on the Board by Greenlight - not once but twice - and both times the Board refused to act. Moreover, a duplicative pre-suit demand made by plaintiff would have clearly been futile because Greenlight's demand requests were already rejected by the Board and the Board had failed to act even thought it was repeatedly put on notice of the wrongdoing at BLX from various sources. Similarly, Defendants' argument that they are protected from liability under the Company's certificate of incorporation is without merit because Defendants acted recklessly or with knowledge of the wrongdoing alleged by plaintiff, thereby rendering any purported protections inapplicable.

Accordingly, Defendants' motion to dismiss the Complaint should be denied in its entirety.

II. FACTUAL STATEMENT

A. The Parties

Plaintiff Rena Nadoff is a shareholder of Allied.[2] Nominal Defendant Allied is a business development company which provides long-term debt and equity capital to middle market companies and offers its portfolio companies access to managerial resources. (¶3).[3] Allied acquired BLX in 2000, and, as of December 31, 2006, BLX was Allied's single largest investment, at a cost of $295.1 million and represented Allied's second largest holding. *Id.*

BLX is a national, non-bank lender that sells and services real estate secured small business loans, including secured conventional small business loans, known as SBA 7(a) loans. BLX is licensed by the SBA as a Small Business Lending Company and its status as an SBA preferred lender is critical to its business and its financial health. In addition to controlling BLX, Allied participated in BLX's business by providing unconditional guaranties on BLX's $600 million credit facility and providing letters of credit. (¶4).

The Individual Defendants are all directors of Allied who served on either the Executive Committee, Audit Committee and/or Corporate Governance Committees of Allied's Board. They were assigned critical oversight responsibilities and were charged with maintaining the integrity of the Company and to ensure that ethical standards are maintained. The Company's Code of Business Conduct specifies that it is the "responsibility" of each director to, *inter alia*, commit to a culture within the Company that values "honesty and accountability" and makes fair, accurate, timely and

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[2] Defendants' off-handed reference to the fact that plaintiff has been involved in three other shareholder lawsuits is inflammatory and irrelevant. *See Werbowsky v. Collomb*, 362 Md. 581, 619 (Md. 2001) (noting that even a plaintiff who filed 64 shareholder lawsuits in a six year period did not "in any way, impinge the motives of the plaintiffs").

[3] All citations to "¶___" refer the Verified Shareholder Derivative Complaint filed on February 13, 2007.

clear disclosures to shareholders of material information regarding Allied's business, and "requires honest and accurate recording and reporting of information," including financial records.[4]

B. Defendants Were Repeatedly Put On Notice That BLX Engaged In Wrongful Conduct But Refused To Act

Since Allied's acquisition of BLX in 2000, financial commentators[5], securities analysts, and institutional investors repeatedly raised serious questions about Allied's business practices involving BLX's loan portfolio, including the valuation of its investment in BLX. Each of these red-flags or calls for action was met with denial on the part of Allied's Board or a failure to investigate the suspected wrongdoing.

In May 2002, for example, David Einhorn ("Einhorn") of Greenlight, raised the issue of Allied's failure to mark its investments to current market value, including its investment in BLX and that, as a result, Allied was presenting an inflated picture of its own financial condition and was hiding problems at the companies in which it had invested. Defendant William L. Walton ("Walton") Chairman of the Board's Executive Committee, immediately denied that there was any basis for Einhorn's statements. (¶9).

In June 2002, Einhorn published his analysis of Allied and specifically drew attention to Allied's investment in BLX. (¶10). His concern was both the lack of transparency in Allied's reporting of the value of its investment in BLX and the increase in delinquent loans in BLX's loan portfolio. Again, defendant Walton rejected Einhorn's position and dismissed it as "misinformation for personal use" by a "short-seller." (¶10).

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[4] These charter and Code of Business Conduct provisions are fully consistent with a number of federal statutes and regulations that establish the requirement for boards and board committees to oversee the design and implementation of effect compliance programs. (¶¶25-43).

[5] Chief among these persons are financial columnist Herb Greenberg, shareholder and securities analysts Charles Gunther of Farmhouse Equity Research and Joel Houck of Wachovia Securities. (¶9).

Allied disclosed on June 24, 2004, that the Securities and Exchange Commission ("SEC") had commenced an inquiry into BLX. (¶11.) According to the Company, the SEC was investigating a transfer of troubled loans from BLX to Allied, and Allied was directly implicated in the wrongdoing at BLX. Despite the seriousness of the SEC action, and the widespread fraudulent lending practices that were continuing at BLX, defendant Walton continued his effort to deflect attention away from the truth and Allied's complicity in the wrongdoing. Instead of launching an internal investigation, defendant Walton "blame[d]" the SEC inquiry on accusations from short sellers. *Id.*

In December 2004, Allied disclosed that the U.S. Attorney's office in Washington D.C. was conducting a criminal investigation into BLX. Allied stated that it had received a letter from prosecutors requesting that Allied preserve and produce documents relating to its relationship with BLX. Still, Allied sought to deflect attention away from the wrongdoing at BLX and Allied by stating that the criminal investigation "appears to pertain to matters similar to those allegations made by short sellers over the past two and one-half years." (¶12).

C. An Institutional Investor Demanded That The Board Investigate Wrongdoing At BLX

In March 2005, Einhorn wrote to Allied's Board, asking the directors to conduct an independent investigation into allegations of loan fraud at BLX. One week later, defendant Brooks H. Browne ("Browne"), then Chairman of Allied's Audit Committee, wrote back to Einhorn stating that the Allied Board was aware of Einhorn's prior allegations and that information the Board requested from management and outside counsel "has not supported [his] allegations of misconduct." The Allied Board, through defendant Browne, again sought to give the misleading appearance that the allegations of wrongdoing had no basis in fact and that the Board had conducted a thorough investigation of the issues raised concerning BLX and Allied's conduct. (¶13). As alleged in the Complaint, it would soon be revealed that the "investigation" failed to uncover a rampant fraud at BLX which would result in an indictment of a senior BLX employee, among others.

On August 3, 2005, Allied disclosed that it had spent $25 million in legal expenses in the first half of 2005 in connection with government investigations of Allied and BLX. (¶14). The Board still failed to conduct it own thorough investigation.

In November 2006, Allied disclosed that the Office of Inspector General of the SBA and the Department of Justice were engaged in ongoing investigations of BLX's lending practices. The Company also disclosed that it had produced materials in response to requests from both the SEC and the U.S. Attorney's Office and that current and former employees, including a director, had provided testimony in connection therewith. (¶15).

On December 15, 2006, the U.S. Attorney's Office in Michigan filed under seal an indictment (the "December Indictment") of Patrick Harrington, an Executive Vice President of BLX. (¶16). The December Indictment charged that Harrington, who headed BLX's Troy Michigan office, caused at least 76 SBA-guaranteed loans totaling approximately $77 million to be fraudulently originated and issued. *Id.* Instead of launching a full investigation into the fraudulent practices at BLX, Defendants chose to single out Harrington as the sole reason for the events even though their own "investigation" concluded that no wrongdoing occurred at BLX.

As a result of the indictment, the SBA suspended BLX's ability to sell loans to large institutional investors in the secondary market and was considering suspending the preferred lending status of BLX, which would result in every loan issued by BLX having to be individually vetted by the SBA. The SBA is also investigating the loans BLX issued throughout the period after Allied acquired BLX. (¶18).

The wrongdoing at BLX had, and may continue to have, a substantial adverse financial impact on Allied. (¶12)

D. The Board Refuses to Investigate the Wrongdoing at BLX and Allied Even After Receipt of a Second Demand by an Institutional Investor

On January 22, 2007, Einhorn on behalf of Greenlight, sent another detailed letter to the Board of Allied, demanding that the Board investigate the wrongdoing at BLX and Allied and "exercise its duty of care by removing the present management team that has presided over the metastasizing fraud at BLX and Allied and by quickly moving to take remedial steps to end the dishonest culture perpetrated by current management ("the Einhorn Shareholder Demand") (*See* Exhibit A attached hereto).[6]

In addition to being placed on notice of the wrongdoing at BLX and Allied by Greenlight and the various governmental investigations, various news reports also raised questions about the alleged wrongdoing. *See e.g.* ¶14. Defendants, however, failed to heed any of these warnings or calls for action. As they had done repeatedly in the past, the Individual Defendants refused to recognize the

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[6] As alleged in Plaintiff's Amended Complaint filed concurrently herewith, after the filing of the Complaint, the Company disclosed additional facts that demonstrate the breadth of the wrongdoing and the extent of the government investigations. As disclosed in Allied's Form 10-K filed with the SEC on March 1, 2007, the Offices of the Inspector General of the SBA and the United States Secret Service have announced an ongoing investigation of allegedly fraudulently obtained SBA-guaranteed loans issued by BLX. *See*, www.sec.gov/archives/edgar/data/3906/0000950/3307000859. On February 6, 2007, Allied announced that in late December 2006, in connection with a subpoena from the U.S. Attorney's Office for the District of Columbia, the Company's agents had obtained Einhorn's private telephone records during 2005. In the "Recent Developments" section of Allied Capital's N-2, filed on April 3, 2007, Allied Capital updated its shareholders on BLX, stating that it had paid approximately $10 million to the SBA in connection with an inquiry by the US Attorney's office for the Eastern District of Michigan and that the SBA will increase oversight of BLX's SBA-related landing operations. The Court is permitted to take judicial notice of SEC filings, news articles and press releases. *Oran v. Stafford*, 226 F.3d 275, 289 (3d Cir. 2000).

On April 13, 2007, United States Attorney Stephen J. Murphy announced that additional indictments were levied as a result of the investigation of BLX.

validity of the allegations against BLX or Allied and refused to properly investigate the wrongdoing or take actions to protect Allied.[7]

Allied's investment in BLX amounts to 18.5% of Allied's shareholders equity and Allied has, to date, written down its investment in BLX by $34.3 million. (¶18). Thus far, Allied has spent approximately $25 million in legal expenses responding to government requests for production of "millions of pages" of Company e-mails and documents. (¶14).

III. THE RECOGNIZED ESSENTIAL ROLE OF DERIVATIVE LITIGATION TO ENSURE FUNDAMENTAL CORPORATE ACCOUNTABILITY

The U.S. Supreme Court and other courts have recognized the important role derivative litigation plays in overseeing effective corporate governance in America and in holding accountable deficient corporate managers. For example, the Supreme Court of Delaware has described the importance and potency of derivative litigation as follows:

> [s]hareholders are not powerless to challenge director action that harms the corporation. The machinery of corporate democracy and the derivative suit are potent tolls to redress the conduct of a torpid or unfaithful management. The derivative action developed in equity to enable shareholders to sue in the corporation's name where those in control of the company refused to assert a claim belonging to it. The nature of the action is two-fold. First, it is the equivalent of a suit by the shareholders to compel the corporation to sue. Second, it is a suit by the corporation, asserted by the shareholders on its behalf, against those liable to it. *Aronson v. Lewis*, 473 A.2d 805, 81 (Del. 1984).

In *Kamen v. Kemper Fin. Serv., Inc.*, 500 U.S. 90 (1991), a case involving as here, a Maryland corporation,[8] the Supreme Court stated that the purpose of a derivative action is 'to place in the hands of the individual shareholder a means to protect he interests of the corporation from the

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[7] On January 5, 2007, Allied disclosed that "it has retained an independent third party to work with BLX to conduct a review of BLX's internal control systems, with a focus on preventing fraud and further strengthening the company's operations." (¶19). This is too little too late.

[8] Plaintiff is in agreement with the defendants that Maryland law governs. (*Kamen*, 500 U.S. at 95, Def. Brief at p.6). Nevertheless, this court "may look to the law of other jurisdictions in interpreting comparable laws or rules." *Behradrezaee v. Dashtara*, 910 A.2d 349, 356 (D.C. 2006).

misfeasance and malfeasance of 'faithless directors and manager.' *Kamen*, 500 U.S. at 95 (quoting *Cohen v. Beneficial Loan Corp.*, 337 U.S. 541 (1949)).

IV. THE COMPLAINT SHOULD NOT BE DISMISSED FOR PLAINTIFF'S FAILURE TO MAKE A PRE-SUIT DEMAND ON ALLIED'S BOARD OF DIRECTORS

A. Legal Standard

When deciding a motion to dismiss, "the court accepts as true all allegations in the complaint and views them in a light most favorable to the non moving party." *Jordan Keys & Jessamy, LLP v. St. Paul Fire & Marine Ins. Co.*, 870 A.2d 58, 62 (D.C. 2005) (citing *Owens v. Tiber Island Condo. Ass'n*, 373 A.2d 890 (D.C. 1977)). Dismissal under Rule 12(b)(6) is appropriate only when "it appears beyond doubt that the plaintiff can prove no set of facts in support of his claim which would entitle his to relief." *Id.* (citing *Conley v. Gibson*, 355 U.S. 41, 41-45 (1957)); *see also Abdullah v. Roach*, 668 A.2d 801 (D.C. 1995).

Under Maryland law, before a derivative action may be filed, either a pre-suit demand must have been made or the complaint must plead the factual basis for excusing that demand. *Werbowsky*, 766 A.2d 123. Here, both requirements have been satisfied. As previously explained, an institutional investor already made two demands on the Board, one as recently as January 2007, which were both rejected. Moreover, several governmental agencies launched investigations, various news reports have been written on the fraud at BLX and other wrongdoing at Allied, and individuals have been indicted - - all of this relates to the wrongdoing alleged in the Complaint. The Company's Board, however, has continually failed to take any meaningful steps to address these problems. Any demand made specifically by plaintiff would have been futile.

B. Demand Has Already Been Made On the Company's Board

Plaintiff was not required to make a pre-suit demand on the Company's Board because two demands were already made. Greenlight sent a demand during 2005 and sent another demand during 2007, which concerned the same improper conduct alleged by plaintiff. The March 2005 demand by Greenlight (¶13) sought to have the Board conduct an independent investigation into allegations of loan fraud. In response, the Board rejected the demand (¶13) and performed a meaningless "investigation" that failed to uncover any of the fraudulent activity that later came to light. The letter sent on January 22, 2007, ("January 2007 Demand")[9] requested that the Board take action by "removing the present management team . . . and by quickly moving to take remedial steps to end the dishonest culture perpetuated by current management." This January 2007 Demand details the pervasive fraud at BLX and Allied. The Board failed to respond to the January 2007 Demand by Greenlight with a meaningful investigation or other acts to remedy the rampant fraud at BLX and complicity at Allied.

The wrongdoing alleged in the two Greenlight demand letters involve the same wrongdoing alleged in the Complaint. Plaintiff was unable to find any Maryland case law that sets forth a requirement that the pre-suit demand on the Board be made by the same shareholder who subsequently files a lawsuit when that demand is rejected. The point of the demand requirement is to bring the alleged wrongdoing to the attention of the Board and to enable them to bring the lawsuit. Here, the Greenlight demands brought the alleged wrongdoing to the attention of the Board, describing the factual basis, the harm to the corporation and the relief requested.[10] (¶¶14, 46(h)). Both demands were met with resistance and skepticism and were publicly rejected as being without merit. Thus, the Greenlight demands satisfy the demand requirement of Maryland law, and the Complaint was properly filed. *See Behradrezaee*, 910 A.2d 349; *County National Bank v. Mayer*, 788 F. Supp. 1136, 1146 (E.D. Cal. 1992).[11]

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[9] See Exhibit A attached hereto.

[10] "Demand to sue need not assume a particular form . . . [or] be made in any special language." *Behradrezaee*, 910 A.2d at 358, citing *Stoner v. Walsh*, 772 F. Supp. 790, 796 (S.D.N.Y. 1991).

[11] As such, the cases relied on by defendants are inapposite since in those cases, demand was never made by any shareholder. *See* Defendants' Memorandum, *Sekuk Global Enters. Profit Sharing Plan*

Accordingly, the Complaint adequately pleads with particularity that the demand that has been made on the Board and has been rejected by Defendants.[12]

C. The Complaint Sufficiently Pleads the Futility of the Demand

In addition to establishing that two pre-suit demands have already been made on the Board, the Complaint sets forth particular facts which support a finding that any demand made by plaintiff prior to filing suit would have been futile. In *Werbowsky,* 766 A.2d 123 (2001), the Maryland Court of Appeals decided to maintain the futility exception when the allegations or evidence clearly demonstrate, in a very particular manner, either that: (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation; or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule.

Plaintiff has pleaded the factual basis for alleging that demand on the Board would be futile and is, therefore, excused under Maryland law. The Complaint more than satisfies the second prong of *Werbowsky*. Here, all of the directors have determined and publicly stated that there is no wrongdoing to investigate and that no suit should be brought. (¶13). Thus, under *Werbowsky*, "a majority of the directors are so . . . . . committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule." *Id.* at 620.

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v. Kevenides, 2004 WL 1982508 (Md. Cir. Ct. May 25, 2004); *Scalisi v. Fund Asset Mgmt. L.P.*, 380 F.3d 133 (2d. Cir. 2004); *Werbowsky*, 766 A.2d 123; *Danielewicz v. Arnold*, 769 A.2d 274 (Md. App. Ct. 2001).

[12] As recognized by the Court in *Werbowsky*, the making of presuit demand is not an onerous requirement and allows directors to consider or reconsider the disputed issue. 362 Md. at 619.

Demand on the Board was made, it was rejected, and under the facts of this case, yet another demand would be futile. The lack of interest of the Board on properly reviewing any demand can be seen from the fact that its entire investigation into the alleged wrongdoing in 2005 lasted no more than one week. In fact, after one week, the Chairman of Allied's Audit Committee acknowledged that the Defendants were aware of the allegations of misconduct, but that their "investigation" did not support the allegations of misconduct. (¶13.) A one week investigation is hardly the type of independent review contemplated under Maryland's case law. *See Rosengarten v. Buckley*, 613 F. Supp. 1493 (D. Md. 1985) (applying Maryland law and holding that a special litigation committee which met regularly over 5 months, interviewed a number of witnesses and examined documents and made a report in refusing a demand made by derivative shareholders was adequate).

The Complaint specifies how not only were Defendants alerted to the pervasive fraud by Greenlight, yet refused to take any actions, but also that they outright denied that the federal, state and governmental investigations had any merit. Instead, Defendants did nothing and continued to diminish the seriousness of the investigations. (¶¶11, 12, 17). Based on the allegations of fact alleged in the Complaint, the directors' refusal to act cannot be within the ambit of the business judgment rule. Indeed, defendants still profess the innocence of those involved and assert that "none of the allegations or investigations has yet resulted in any finding that BLX or Allied engaged in wrongdoing." Motion at 5 fn. 8.

The facts herein support an even stronger case for the application of the demand futility exception than those alleged in *In re Abbott Lab. Derivative S'holder. Litig.*, 325 F.3d 795, 803 (7th Cir. 2003) ("*Abbott Labs*") and *McCall* v. *Scott*, 239 F.3d 808, 815 (6th Cir. 2001) ("*McCall*"). There, the 7th and 6th Circuits, respectively, overturned dismissals of derivative actions on defendants' motions to dismiss in cases that were based on inferences of board knowledge of the wrongdoing. Here, in contrast, the facts alleged in the Complaint plead the actual knowledge of the allegations of wrongdoing by the Board and not simply inferences of Board knowledge. In *Abbott*

Labs, the Seventh Circuit determined that the board's failure to take affirmative action in the face of multiple warnings constituted a conscious decision not to act, triggering a finding of demand futility. The Seventh Circuit went on to find:

> Given the extensive paper trail in *Abbott* concerning the violations and the inferred awareness of the problems, the facts support a reasonable assumption that there was a "sustained and systematic failure of the board to exercise oversight," in this case intentional in that the directors knew of the violations of law, took no steps in an effort to prevent or remedy the situation, and that failure to take any action for such an inordinate amount of time resulted in substantial corporate losses, establishing a lack of good faith.

325 F.3d at 809.

Moreover, the Court in *Abbott Labs* recognized that "[w]here there is a corporate governance structure in place, we must then assume the corporate governance procedures were followed and that the board knew of the problems and decided no action was required." 325 F. 3d at 806.

Similarly, the Sixth Circuit, in *McCall*, repeatedly cautioned that a district court must evaluate demand futility based on the accumulation of the factual allegations, taken together, carefully granting all reasonable inferences in plaintiff's favor. *See, e.g.*, *McCall*, 239 F.3d at 817, 819. Like the Seventh Circuit in *Abbott Labs*, the Sixth Circuit assessed various warnings plaintiffs alleged occurred over the course of the misconduct, and was satisfied to draw the inference of knowledge of these warnings – and thus of the underlying misconduct – to at least a majority of the board at the company. For example, without any evidence of direct knowledge, the Sixth Circuit nonetheless specifically found an inference of knowledge to the board of a *qui tam* action previously filed against the company, the results of federal investigations at several of the company's many hospitals and other facilities, and news articles published over a three day period in *The New York Times*. *McCall*, 239 F.3d at 822-23.[13]

[13] Also relevant here, the court inferred knowledge of the misconduct based on the prior experience of certain of the directors in the healthcare arena, finding, for example, that "one nonetheless may reasonably infer that the directors who had prior experience managing HCA would be sensitive to

As set forth in Allied's SEC Form 10-K for the year ended December 31, 2006, in describing the valuation process for each of Allied's investments, defendants "determine . . . the fair value of the portfolio in good faith," and in so doing, is provided with the valuation documentation compiled by Allied's Chief Valuation Officer who discusses and reviews the valuations with the Board, and with the "valuation analysis prepared by management using third-party valuation resources, when applicable." In addition, the Audit Committee of Allied's Board, with Allied's Chief Valuation officer present, "meets separately from the full Board of Directors with the third-party consultants to discuss the assistance provided and results."

Here, the Complaint particularizes the specific corporate governance procedures that Defendants had in place at Allied. All of the Allied directors are subject to and charged with knowledge of the matters that would come to their attention by reason of the functioning of the various committees of the Board, and by adherence to Allied's "Corporate Governance Policy" which Defendants themselves approved. (¶8a). The Audit Committee of the Allied Board, whose members were defendants Bates, Browne and Van Roijen, are charged with overseeing and monitoring, *inter alia*, the system of internal controls regarding finance, accounting and regulatory compliance. (¶8(d)). In addition, the Board is specifically charged with the duty to value each of Allied's investments, including its investment in BLX.

Accordingly, with well-pleaded allegations of a massive fraudulent loan scheme at BLX and the Defendants' wrongful efforts to misrepresent the facts to shareholders and blame others who shed light on the wrong for making false accusations as a way to manipulate the stock price, the

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the circumstances that prompted the investigation of HCA's practices." *Id.* at 821. Therefore, the expertise and experience of the Allied Board members is also significant. Here, defendants Bates, Garcia, Hebert, Long, Pollock, Steuart, Sweeney, Van Roijen and Walton have considerable expertise in the financial industry, defendant Racicot has significant criminal legal expertise and defendant Sweeney has had significant expertise in compliance at the SEC while with the Division of Enforcement. (¶5).

Complaint presents a compelling case for shareholders to pursue claims on behalf of the Company that the Individual Defendants have shown they will never pursue themselves.

D. Allied's Exculpation Clause In Its Charter Is Not A Bar To The Complaint

Allied's certificate of incorporation, virtually identical to many corporations' certificates of incorporation, does not bar causes of action against directors for, *inter alia,* bad faith or intentional misconduct. Md Code Ann., Corps & Ass'ns §5-418(a)(2) (1990) The Complaint pleads that Defendants did not act in good faith (*i.e.*, bad faith) and that their misconduct was intentional. As recently recognized by the Supreme Court of Delaware, bad faith may be shown where "the fiduciary intentionally acts with a purpose other than that of advancing the best interests of the corporation, where the fiduciary acts with the intent to violate applicable positive law, or where the fiduciary intentionally fails to act in the face of a known duty to act, demonstrating a conscious disregard for his duties." *Stone v. Ritter*, 911 A.2d 362, 369 (Del. 2006). "Directors of Delaware corporations should not be surprised to find that lying to shareholders is inconsistent with loyalty, which necessarily requires good faith." *Ryan v. Gifford*, Civ. No. 2213-N, 2007 Del. Ch. LEXIS 22,*32 n.35 (Del. Ch. Feb. 6, 2007) at *10. In *McCall* v. *Scott,* 239 F.3d 808, amended by 250 F.3d 997 (6th Cir. 2001), the Sixth Circuit ruled that a liability shield does not protect against "duty of care claims based on reckless or intentional misconduct." *Id* at 1001. The *McCall* court held that "regardless of how plaintiffs style their duty of care claims, we find that they have alleged a conscious disregard of known risks, which conduct, if proven, cannot have been undertaken in good faith." *Id* at 1001.

Thus, if plaintiff's allegations are proven at trial, Defendants are not protected by Allied's certificate of incorporation. Defendants are asking the Court on a motion to dismiss the Complaint, without discovery, to rule as a matter of law that Defendants acted in good faith and unintentionally. In light of the particularized allegations of the Complaint which, if proven at trial, establish that

Defendants acted in bad faith and that their improper conduct was intentional, this is not permissible on a motion to dismiss. *See Abbott Labs*, 325 F. 3d at 811; *McCall*, 250 F.3d at 1000-1001.

V. CONCLUSION

For the reasons set forth herein, plaintiff respectfully requests that Defendants' motion to dismiss the Complaint be denied in its entirety.

DATED: May 14, 2007

LAW OFFICES OF ROGER M. ADELMAN
ROGER M. ADELMAN

/s/ Roger M. Adelman
Roger M. Adelman

1100 Connecticut Ave., NW, Suite 730
Washington, DC 20036
Telephone: 202/822-0600
202/822-6722 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
SAMUEL H. RUDMAN
DAVID A. ROSENFELD
58 South Service Road, Suite 200
Melville, NY 11747
Telephone: 631/367-7100
631/367-1173 (fax)

LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
NANCY M. JUDA
1100 Connecticut Avenue, N.W., Suite 730
Washington, DC 20036
Telephone: 202/822-6762
202/828-8528 (fax)

LAW OFFICES BERNARD M.
GROSS, P.C.
DEBORAH R. GROSS
ROBERT P. FRUTKIN
Wanamaker Bldg., Suite 450
100 Penn Square East
Philadelphia, PA 19107
Telephone: 215/561-3600
215/561-3000 (fax)

Attorneys for Plaintiff

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON**, *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin**



PROCESSING
MAY 3 1 2007
160
SECTION

INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Pursuant to D.C. Super. Ct. Rules 12(b)(6) and 23.1, and for the reasons stated in the attached Memorandum of Points and Authorities, Defendants hereby request that Plaintiff's Amended Verified Shareholder Derivative Complaint be dismissed with prejudice, with costs and fees awarded to the Defendants.

Pursuant to D.C. Super. Ct. Rule 12-I(a), counsel for Defendants has attempted to obtain Plaintiff's consent to the relief requested in this motion. The Plaintiff does not consent.

Dated: May 30, 2007

Respectfully submitted,

/s/ Thomas F. Connell

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON**, *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin**

MEMORANDUM OF POINTS AND AUTHORITIES IN SUPPORT OF THE INDIVIDUAL DEFENDANTS' AND NOMINAL DEFENDANT ALLIED CAPITAL CORPORATION'S MOTION TO DISMISS PLAINTIFF'S AMENDED VERIFIED SHAREHOLDER DERIVATIVE COMPLAINT

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING
HALE and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants

TABLE OF CONTENTS

TABLE OF AUTHORITIES

CASES

STATUTES

MISCELLANEOUS

INTRODUCTION AND SUMMARY OF ARGUMENT

This is a shareholder derivative action brought by Rena Nadoff, a New York resident and serial litigant who asserts that she is a shareholder of Allied Capital Corporation ("Allied"). Allied is a Maryland corporation whose headquarters and principal place of business are in the District of Columbia. Plaintiff Nadoff purports to act on behalf of Allied, and in Allied's best interests, by suing (in Allied's name) 14 of Allied's current directors and/or senior officers.

Ms. Nadoff's claim centers on a January 11, 2007, press release by Allied concerning Business Loan Express LLC ("BLX"), one of the 140-plus portfolio companies in which Allied currently invests. The Allied press release disclosed that a former BLX employee (Patrick Harrington), who worked in BLX's now-closed Troy, Michigan office, was indicted for aiding and abetting a number of borrowers in committing fraud. Stripped of its rhetoric, Ms. Nadoff's claim is that every officer and director of ***Allied*** breached his or her fiduciary duties to Allied, and is personally liable, because they failed to prevent one former employee of ***BLX*** -- itself only one of Allied's 140-plus portfolio companies -- from committing the alleged wrongdoing.

This is Ms. Nadoff's second effort to pursue these claims. On April 13, 2007, defendants moved to dismiss her first Complaint (dated 2/13/07), because it was defective as a matter of law in ways that could not be cured. In a delaying tactic, Ms. Nadoff filed an Amended Complaint (dated 5/14/07), which mooted the motion. But the Amended Complaint is not materially different from its predecessor and is still fundamentally flawed.

The highest court of Maryland, whose law governs here, has acted decisively to prevent abuse of shareholder derivative actions. The Maryland court has decreed this firm, fixed rule: "[B]efore commencing a derivative action, a shareholder must 'allege and ***prove***' that he, she, or it requested the directors to sue in the name of the corporation." *Werbowsky v. Collomb*, 766 A.2d 123, 145 (Md. 2001) (emphasis in original). Under *Werbowsky*, the plaintiff can only sue if she has "allege[d] and prove[d]" three things: (i) a demand, (ii) made by the shareholder, (iii) for permission "to sue in the name of the corporation." Generalized complaints to the corporation, made either by the shareholder or anyone else, are no substitute for a proper shareholder demand.

Werbowsky made clear that the "demand requirement *is* important," because it ensures that the corporation and its directors will not "be put unnecessarily at risk by minority shareholders bent simply on mischief, who file derivative actions not to correct abuse as much as to coerce nuisance settlements." *Id.* at 144 (emphasis in original). Moreover, "in most cases, a pre-suit demand on the directors is not an onerous requirement." *Id.* The demand requirement cannot be waived, except in extraordinary circumstances, in which the evidence "demonstrate[s], in a very particular manner," either that there would be "irreparable harm" to the corporation in awaiting the response to a demand, or that a majority of the directors would be unable to consider the demand "in good faith and within the ambit of the business judgment rule." *Id.*

Based on this controlling authority, the Amended Complaint must be dismissed. Plaintiff has never made any demand on Allied; and neither plaintiff, nor anyone else, has ever demanded permission to sue in the name of Allied. Moreover, plaintiff has not alleged any facts, or made any showing (either "particular" or generalized) to justify excusing a pre-suit demand. Plaintiff's intentional refusal to serve a proper demand is in reality an effort to circumvent *Werbowsky* and to deny the Allied Board the opportunity to exercise its business judgment as to whether the company should sue. That is exactly the situation that *Werbowsky* seeks to prevent.

Moreover, the Amended Complaint is defective on a second, independent ground: Allied's corporate charter expressly bars any award of monetary damages against its Board members in actions such as this. For both of those reasons, the Amended Complaint should be dismissed with prejudice, with costs and fees awarded to the defendants.

BACKGROUND[1]

Allied, a Maryland corporation headquartered at 1919 Pennsylvania Avenue, N.W., is a business development company ("BDC") and private equity firm.[2] (Amended Complaint ¶ 5 (hereinafter "A.C.")). Allied provides long-term debt and equity capital to over 140 public and private portfolio companies,[3] including Business Loan Express LLC ("BLX") (*Id.*) BLX originates, sells, and services real estate-secured small business loans, including U.S. Small Business Administration ("SBA") loans. (A.C. ¶ 9.)

Beginning in 2002, a cabal of vocal Wall Street short-sellers[4] and associated parties, led by David Einhorn of Greenlight Capital, has publicly asserted that Allied's periodic financial statements overstate the present value of Allied's investments, including BLX. (A.C. ¶ 20.) Since 2002, Allied has faced litigation and government investigations based on those charges. Indeed, less than two weeks after Mr. Einhorn's first public critique of Allied, plaintiff in this action (Rena Nadoff) filed a federal class action lawsuit in New York, making the same allegations as Mr. Einhorn; her suit was later dismissed with prejudice. (*See* note 8, *infra*.) In June 2004, Allied publicly disclosed an informal SEC inquiry that "appear[ed] to pertain to

[1] For purposes of this motion only, defendants accept that plaintiff's factual allegations are true.

[2] "BDCs[] are closed-end funds that make investments in small and developing businesses." Registration Form for Closed-End Management Investment Companies, 57 FR 56826, 56832 (Dec. 1, 1992), codified at 17 C.F.R. Parts 230, 239, 270, and 274.

[3] The Amended Complaint alleges that Allied maintains investments in over 100 portfolio companies. The actual number of private finance portfolio companies at December 31, 2006 was 145. Allied Capital Corp. 10-K at 86 (Mar. 1, 2007), available at www.alliedcapital.com.

[4] A "short-seller" borrows stock from a lender and sells the borrowed stock, hoping and expecting that the price of the stock will decline. If the price declines, the short seller will be able to purchase the stock later at a lower price, return the stock to the lender, and keep the profits. Unlike shareholder investors in a company, a short seller's economic interest is in driving down the value of the target company.

allegations made by short-sellers . . . including matters pertaining to . . . Business Loan Express." (A.C. ¶ 22; June 24, 2004 Press Release at www.alliedcapital.com.)[5] In December 2004, Allied disclosed that the U.S. Attorney's office in Washington, D.C., was requesting records relating to a criminal investigation concerning similar issues. (A.C. ¶ 23.)

Still unhappy with Allied's high stock price (and his consequent financial losses), Mr. Einhorn wrote Allied's Board in March 2005, asking the directors to look into his general allegations of misconduct at Allied and BLX. (A.C. ¶ 24.) Allied's Board responded to Mr. Einhorn in a letter dated March 18, 2005. Allied stated that the information available to it did not support Mr. Einhorn's allegations. (*Id.*) Allied specifically asked Mr. Einhorn to provide any information in his possession that supported his claims. He never responded to the request.[6]

On January 9, 2007, the U.S. Attorney's Office in Michigan unsealed an indictment against Patrick Harrington, a former employee of BLX's Troy, Michigan office, who had ceased working for BLX in about September 2006 (A.C. ¶¶ 28-29.) The indictment alleged that Mr. Harrington had fraudulently originated and issued SBA-guaranteed loans. (A.C. ¶ 27.) On January 11, 2007, Allied issued a public statement regarding its BLX investment disclosing that:

> BLX is one of Allied Capital's approximately 140 portfolio companies. We have been monitoring this situation, as well as other factors at BLX, in determining the fair value of our investment in BLX, and as we disclosed in our September 30, 2006 Form 10-Q, we valued that investment at $284.9 million, including a $34.3 million write-down for the quarter. This means that BLX represented only 6.2% of Allied Capital's total assets of $4.6 billion and 5.4% of total interest and related portfolio income for

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[5] A court may properly consider materials referenced in the complaint when considering a motion to dismiss. *Pisciotta v. Shearson Lehman Bros., Inc.*, 629 A.2d 520, 525 n.10 (D.C. 1993); *see also In re XM Satellite Radio Holdings Securs. Litig.*, 2007 WL 926468, at *18 n.8 (D.D.C. Mar. 28, 2007).

[6] The full text of Allied's letter, which was quoted in part at (A.C. ¶24), is at Exhibit A, hereto.

the nine months ended September 30, 2006. . . .

> In addition, it is our understanding that if the allegations against Mr. Harrington are proven true, BLX will also have suffered losses on account of Mr. Harrington's conduct. It is our understanding that BLX is cooperating fully with the SBA and Department of Justice in their investigations, and we will continue to monitor the situation closely.

(A.C. ¶ 29; January 11, 2007 Press Release at www.alliedcapital.com.)[7] Allied then retained an independent third party to assess BLX's current internal control systems, with a focus on preventing fraud and further strengthening BLX's operations. (A.C. ¶33.)

Neither BLX, nor Allied, nor any of their employees (other than Mr. Harrington, a former BLX employee) have been charged with wrongdoing. Allied has retained its investment in BLX and, though it has been writing down the current value of that interest throughout 2006, has not incurred any actual money losses on that investment to date.

NATURE OF THE SUIT AND THE ALLEGATIONS IN THE AMENDED COMPLAINT

Plaintiff Rena Nadoff is a serial litigant. Her previous suit against Allied, which also appears to have been part of the short-sellers' efforts to manipulate Allied's stock price, was dismissed with prejudice by the U.S. District Court for the Southern District of New York.[8] On

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[7] The percentage of Allied's investment portfolio represented by BLX has declined since what was reported in Allied's September 30, 2006, Form 10-Q. It is now 4.6% of Allied Capital's total assets. *See* Allied Capital 10-Q at 67 (May 8, 2007), www.alliedcapital.com.

[8] Plaintiff's prior securities class action was filed within two weeks of when Mr. Einhorn first publicly announced that he was shorting Allied stock. *See In re Allied Capital Corp. Secs. Litig.*, 2003 WL 1964184 (S.D.N.Y. Apr. 25, 2003) (dismissing complaint because plaintiffs did not adequately plead (i) that Allied policies had caused it to overvalue its investments, (ii) the extent to which Allied supposedly overvalued its investments, (iii) inaccuracies in Allied's valuation-related disclosure, and (iv) the materiality of either the misvaluations or the stock price drop following Mr. Einhorn's announcement). Ms. Nadoff has been a plaintiff in a number of other, similar actions against a myriad of companies. *See, e.g., Nadoff v. Duane Reade*, 107 Fed. Appx. 250 (2d. Cir. 2004); *In re Abbot Labs Derivative S'holder Litig.*, 2004 U.S. Dist. LEXIS 5451 (N.D. Ill. Mar. 29, 2004); *Smith v. Suprema Specialties, Inc.*, 206 F. Supp. 2d 627 (D.N.J. 2002).

February 13, 2007, she filed her Complaint in this Court on behalf of herself and nominal defendant Allied alleging a single cause of action – that each of the Allied Board members is personally liable based on their alleged failure to properly oversee Allied's investment in BLX. On April 13, 2007, Allied timely moved to dismiss the Complaint, urging that plaintiff Nadoff had wrongly failed to file a pre-suit demand, as required by *Werbowsky*, and that her claims for monetary damages were barred by Allied's corporate charter. Thereafter, Ms. Nadoff served an Amended Complaint (dated 5/14/07). That filing mooted defendants' motion to dismiss.

The Amended Complaint adds more inflammatory rhetoric, including dozens of allegations of "fraud" and "illegal" acts; but it does not alter in any material respect the claim alleged in the original Complaint, and does not cure its flaws. It is notable in three respects:

1. *Allegations of Wrongdoing*: Although the Amended Complaint is littered with vague and conclusory allegations of wrongdoing,[9] the only specific event identified in it that could possibly indicate wrongdoing is the indictment of Mr. Harrington. That indictment, of course, is only a charge, not a proven fact; and it relates to one former employee of one of Allied's 140-plus portfolio companies, not to Allied itself. There are no facts in the Amended Complaint suggesting that any officer, director or employee of *Allied* knew about the alleged wrongdoing at

[9] Plaintiff has flagrantly violated Rule 9(b)'s requirement that "[i]n *all averments* of fraud, . . . the circumstances constituting fraud. . . shall be stated with particularity." Super. Ct. Civ. R. 9(b) (emphasis added). The Amended Complaint contains dozens of conclusory allegations of fraud and illegal conduct without any specific facts to support them. (*See, e.g.*, A.C. ¶¶ 2) ("far-reaching fraud"); *id.* ("pervasive fraudulent conduct"); *id.* ("complicit in wrongdoing"); 3 ("fraudulent conduct at BLX"); 13 ("fraudulent conduct at BLX"); 15 ("fraudulent conduct at BLX"); 16 ("wrongful conduct at BLX"); 19 ("illegal lending practices that violated federal law"); *id.* ("fraudulently obtained SBA-guaranteed loans"); *id.* ("illegal lending practices"); *id.* ("BLX's fraudulent lending practices"); 22 ("fraudulent practices ongoing at BLX"); 40 ("far-reaching fraud"); 42 ("fraudulent, illegal loans"); 71(h) ("systematic fraud")). Other than referencing the Detroit indictments, *e.g.*, (¶¶ 19, 27, 34, 39, 41), plaintiff does not identify a single piece of evidence or "fact" even suggesting fraud. As to the Detroit loans, plaintiff does not identify or describe a single loan or state why she believes it is fraudulent.

BLX at the time, or participated in it. The Amended Complaint also refers to a number of *investigations*, all of them disclosed by Allied. (*See, e.g.*, ¶¶ 19, 23, 25, 26, 70(d)). But investigations are not allegations, much less findings of wrongdoing.[10] And as even plaintiff has acknowledged, Allied fully cooperated with the investigations, by producing massive numbers of documents and other information, at great cost to Allied. (A.C. ¶¶ 25-26.)

2. *Allegations about the Individual Defendants*: The Amended Complaint asserts claims against 14 individual defendants, comprising all of the directors and some of the most senior officers of Allied. The Amended Complaint describes each of the individual defendants' backgrounds and qualifications, listing the numerous respects in which they are qualified to serve as directors. (*Id.* ¶¶ 7(a)-(n), 44.) It acknowledges that the Board members have worked diligently on behalf of Allied, both by adopting "a corporate governance structure. . . to ensure that [defendant Board members] effectively fulfilled their fiduciary duties to the Company,"[11] and by implementing corporate governance policies at numerous Board and other meetings.[12]

Beyond that, the Amended Complaint says almost nothing about these individuals. Apart from the list of their qualifications, the Amended Complaint literally says *nothing* about 12 of the 14 individual defendants. It specifically mentions only two individual defendants, Messrs.

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[10] *See e.g. Herbstein v. Bruetman*, 743 F. Supp. 184, 188 (S.D.N.Y. 1990); *United States v. Bloom*, 78 F.R.D. 591, 617 (E.D. Pa. 1977). The remaining allegations are unsubstantiated complaints in the media by short-sellers, who are attempting to *drive down* Allied's stock price.

[11] (A.C. ¶ 16.) Plaintiff made this point even more explicitly in the first Complaint, stating: "Defendants established a corporate governance structure at Allied to enable them to effectively fulfill their fiduciary duties to the Company." (Compl. ¶ 8.)

[12] According to plaintiff, "In 2006, Allied's Board had 21 meetings and 76 committee meetings. Its Executive Committee had 50 meetings. Its Audit Committee had 13 meetings. Its Compensation Committee had 9 meetings and its Corporate Governance/Nominating Committee had 4 meetings." (A.C. ¶ 8.)

Walton and Browne. As to Mr. Walton, the only "fact" alleged is that he disagreed with the assertions in Mr. Einhorn's May 2002 letter to Allied, in which Einhorn complained about the way Allied valued its portfolio companies.[13] With respect to Mr. Browne, the only "fact" alleged is that he responded to Einhorn's March 2005 letter by stating that the information available to Allied "has not supported [Einhorn's] allegations of misconduct."[14] Apart from these fleeting references, there are no allegations about anything that any of the 14 individual defendants did or did not do; and no facts are alleged even remotely suggesting that any of the defendants could not act fairly, impartially, and in good faith if presented with a pre-suit demand.

3. *Allegations Concerning the Demand*: In her original Complaint, plaintiff Nadoff admitted that she had not made any demand on the Allied Board. (Compl. ¶ 46) ("Plaintiff has not made any demand on the Board to institute this action."). She argued instead that she should be excused from making a demand, because doing so would be "futile." *Id.* After reviewing defendants' first motion to dismiss, plaintiff has tried a different tack in the Amended Complaint. She states that there *was* a demand, and that it was made by ***Mr. Einhorn*** when he wrote a letter to the Allied Board on January 22, 2007. In fact, she repeatedly refers to Mr. Einhorn's letter as "the Einhorn Shareholder Demand." (A.C. ¶¶ 34, 35, 40 (twice), 68 (twice)). That descriptive phrase is highly misleading.

There are no allegations in the Amended Complaint suggesting that Mr. Einhorn is a shareholder of Allied, and to the best of Allied's knowledge, he is not. *Cf.* (A.C. ¶ 4) (alleging

[13] (A.C. ¶20.) *See id.* ¶¶ 22, 70(d). Mr. Walton's position was fully confirmed when the U.S. District Court for the Southern District of New York dismissed a class action lawsuit based on the valuation issue. *See* note 8, above.

[14] (A.C. ¶ 24.) *See id.* ¶¶ 29, 70(h). In that response, Allied also pointedly asked Mr. Einhorn to submit to Allied any information that he had to support his claims. Mr. Einhorn failed to respond and submitted nothing. The text of the Board's letter to Einhorn is at Exhibit A, hereto.

that plaintiff "is currently the owner of common stock of Allied"); *id.* (¶ 78) (same). As a short seller, Mr. Einhorn is functionally the ***opposite*** of a shareholder: He is someone who makes a profit by selling stock that he ***does not own***, and urging others to sell shares that they do own. This activity, taken together, drives down the price of the stock and allows the short-seller to reap the profits. Thus, to call a letter to the Allied Board from a short seller like Einhorn a "***Shareholder*** Demand" is a gross form of mislabeling.

Even if Einhorn were an Allied shareholder, his letter is not a "demand" as that term is used in this context. Plaintiff earlier acknowledged, correctly, that a proper shareholder "demand" would be a "demand on the Board to ***institute this action***," *i.e.*, to file suit against the individual defendants. (Compl. ¶ 46) (emphasis added). Nothing in Mr. Einhorn's January 2007 letter even mentions litigation, much less makes a formal demand "to institute this action."

Plaintiff's "Derivative Allegations" have other significant omissions. There is no suggestion that it would have been burdensome for plaintiff to have made a proper demand; there is no allegation of irreparable harm to Allied if a proper demand had been made; and as noted, there is no allegation that the directors could not consider a proper demand in good faith.

ARGUMENT

When considering a motion to dismiss, a court must accept "all allegations in the complaint as true and view them in a light most favorable to the non-moving party." *See Darrow v. Dillingham & Murphy, LLP*, 902 A.2d 135, 137-138 (D.C. 2006). But plaintiff must do more than recite "labels and conclusions, and a formulaic recitation of a cause of action's elements." *Bell Atlantic Corp. v. Twombly*, 2007 U.S. LEXIS 5901, at *5 (May 21, 2007). *See also Agomo v. Williams*, 2003 WL 21949593, at *4 (D.C. June 12, 2003) ("[T]he court "need not accept as true the plaintiffs' legal conclusions."); *Bannum, Inc. v. Sawyer*, 251 F. Supp. 2d 7, 10 (D.D.C. 2003) ("[T]he Court need not accept inferences or conclusory allegations that are unsupported by the facts set forth in the complaint."). A trial court must "insist upon some specificity in pleading before allowing a potentially massive factual controversy to proceed." *Bell Atlantic*, 2007 U.S. LEXIS, at *27. Any such "factual allegations must be enough to raise a right to relief above the speculative level." *Id.* at *5. Where, as here, plaintiff has failed either to allege with specificity or to plead the requisite elements of her cause of action, dismissal is proper. *Id.*[15]

I. THE AMENDED COMPLAINT MUST BE DISMISSED FOR PLAINTIFF'S FAILURE TO MAKE A PRE-SUIT DEMAND ON ALLIED.

In *Werbowsky*, which is binding precedent here,[16] the Maryland Court of Appeals held that the plaintiff in a derivative action against a Maryland corporation must make a demand upon the board before filing her complaint. The demand must come from the shareholder, and it must ask the corporation to bring suit: "[B]efore commencing a derivative action, a shareholder must 'allege and prove' that he, she, or it requested the directors to sue in the name of the corporation." *Werbowsky*, 766 A.2d at 123. That rule is a substantive prerequisite to suit, not simply a procedural device. *Id.* at 144-45. The court recognized only two "very limited exception[s]" to that rule – when the plaintiff can "clearly demonstrate, in a very particularized manner" that either (i) the company would suffer irreparable harm if forced to wait for a demand to be considered, or (ii) the Board members have personal conflicts that would leave them unable to exercise their business judgment in good faith. *Id.* at 144. Here, the Amended Complaint

[15] In addition to the arguments set forth below, this action should be dismissed because plaintiff failed to follow D.C. Rule 23.1, which requires her to allege under penalty of perjury that the action "is not a collusive one to confer jurisdiction on the Court which it would otherwise not have." Super. Ct. Civ. R. 23.1. *See, e.g., Launay v. Launay*, 497 A.2d 443, 456 (D.C. 1985) (Terry, J., concurring).

[16] The demand requirement is governed by the law of the state of incorporation of the entity on whose behalf the plaintiff has sued. *See Kamen v. Kemper Fin. Serv. Inc.*, 500 U.S. 90, 95 (1991); *Flocco v. State Farm Mut. Auto. Ins. Co.*, 752 A.2d 147 (D.C. 2000). Because Allied is a Maryland corporation (A.C. at ¶10), Maryland law governs.

should be dismissed because no demand was made, and neither exception applies.

A. The Role of the Board of Directors and the Purpose of Pre-Suit Demand.

Maryland's highest court has recited at length the policy justifications favoring a strict application of the demand requirement. As an initial matter, the *Werbowsky* court noted that a corporation's board of directors, not its shareholders, is entrusted with responsibility for managing the company's affairs. *Werbowsky*, 766 A.2d at 133.[17] That is particularly true with respect to the decision to sue: The "corporate power to institute litigation and the control of any litigation to which the corporation becomes a party rests with the directors or, by delegation, the officers they appoint." *Id.* Although shareholder derivative actions may sometimes benefit a corporation, they are not ordinary litigation; rather, they are "an extraordinary equitable device" that should apply only when the corporation itself has "failed to assert [corporate rights] on its own behalf." *Id.* Derivative actions come at a high cost to the corporation. They "intrude[] upon the managerial prerogatives ordinarily vested in the directors" and present the opportunity for "mischief and abuse on the part of disgruntled shareholders." *Id.*

To guard against these dangers, Maryland law strictly enforces the requirement of a pre-suit demand. Almost a decade before *Werbowsky*, the United States Supreme Court, in a case involving Maryland law, stated this requirement: "To prevent abuse of this remedy [*i.e.,* the derivative suit], . . .equity courts established as a 'precondition for the suit' that the shareholder

[17] "Except to the extent that a transaction or decision must, by law or by virtue of the corporate charter, be approved by the shareholders, the directors, either directly or through the officers they appoint, exercise the powers of the corporation." *Werbowsky*, 766 A.2d at 133 (*citing* Maryland Code § 2-401 of the Corporations and Associations Article). "Shareholders are not ordinarily permitted to interfere in the management of the company; they are the owners of the company but not its managers." *Id.* "As a check on this broad managerial authority," however, the Board members are "required to perform their duties in good faith, in a manner they reasonably believe to be in the best interest of the corporation, and with the care that an ordinarily prudent person in a like position would use under similar circumstances." *Id (citing* § 2-405.1(a)).

demonstrate that 'the corporation itself had refused to proceed after suitable demand, unless excused by extraordinary conditions.'"[18] *See Werbowksy* at 134 (quoting *Kamen*).

The burden of making a demand "is far less onerous than the preparation and filing of a shareholder derivative complaint." *Sekuk Global Enters. Profit Sharing Plan v. Kevenides*, 2004 WL 1982508 at *8 (Md. Cir. Ct. May 25, 2004). Further, the demand requirement serves two purposes. *First*, it forces a putative plaintiff to exhaust its intra-corporate remedies and thus affords the Board an opportunity to evaluate the claim in accordance with its business judgment prior to suit. *Id.*; *see also Aronson v. Lewis*, 473 A.2d 805, 811-12 (Del. 1984), *overruled on other grounds by* 746 A.2d 244 (Del. 2000). *Second*, it serves as "a safeguard against strike suits" and promotes a "form of alternate dispute resolution, rather than immediate recourse to litigation." *Id.* at 811-12. This is because forcing a plaintiff to make demand on a board "is a relatively costless step" that imposes "little burden," and it is quite possible that the demand may induce the board "to take corrective action that moots or permits an early resolution of the action." *Werbowsky*, 766 A.2d at 141, 144.

For these reasons, the shareholders of a Maryland corporation are subject to a strict pre-suit demand rule that generally defers to a Board's discretion over derivative suits, and presumes that the Board is able to assess a demand within the parameters of the business judgment rule:

> The demand requirement *is* important. Directors are presumed to act properly and in the best interest of the corporation. They enjoy the benefit and protection of the business judgment rule, and their control of corporate affairs should not be impinged based on non-specific or speculative allegations of wrongdoing. Nor should they, or the corporation, be put unnecessarily at risk by minority shareholders bent simply on mischief, who file derivative actions not to correct abuse as much to coerce nuisance settlements. *Id.* at 144.

[18] *Kamen v. Kemper Fin. Servs., Inc.*, 500 U.S. 90, 95-97 (1991) (quoting *Ross v. Bernhard*, 396 U.S. 531, 534 (1970)).

The demand rule has been strictly applied. In the seven years since *Werbowsky*, there has been no reported decision in which a Maryland court has allowed a plaintiff to sue without first making a pre-suit demand. To the contrary, in all reported cases since *Werbowsky*, the Maryland courts have consistently dismissed derivative complaints where the plaintiff failed to make a pre-suit demand on the Board. *See, e.g., Sekuk Global Enters. Profit Sharing Plan v. Kevenides*, 2004 WL 1982508 (Md. Cir. Ct. May 25, 2004); *Danielewicz v. Arnold*, 769 A.2d 274 (Md. App. Ct. 2001). *See also Scalisi v. Fund Asset Mgmt.*, 380 F.3d 133, 141 (2nd Cir. 2004) (applying Maryland law).

Werbowsky also clarifies in three important respects the nature of the demand that must be made. *First*, the demand must come from the ***shareholder*** who wishes to sue, and not from some unaffiliated third party. *Werbowsky*, 766 A.2d at 133 (before suing, "a shareholder [must] first make a good faith effort to have the corporation act directly"); *id.* at 135 ("generally speaking, the complaining stockholder must make demand upon the corporation"); *id.* at 136 (demand must be by the "stockholder" who sues); *id.* at 145 (same).[19]

Second, the demand must be made in a good faith effort to resolve the issue, not as legal posturing or for some ulterior reason. *Id.* at 133 ("shareholder" must "make a good faith effort to have the corporation act directly"); *id.* at 134 (it must be "an honest effort to obtain action"). Given the ease with which a demand may be made, *id.* at 144, and the "paramount significance" of allowing directors to exercise their business judgment in the first instance, a complaining

[19] *See also Judicial Watch v. Deutsche Bank*, 2000 U.S. Dist. LEXIS 6153, at *11 (D.D.C. April 28, 2000) (plaintiffs did not have standing because they never served a demand letter upon the Board and could not effectively rely on an earlier demand by another shareholder); *Kaplan v. Peat*, 540 A.2d 726, 731 n.2 (Del. 1988) ("plaintiffs cannot effectively rely on an earlier demand made by another ...shareholder ... to satisfy Chancery Court Rule 23.1.").

shareholder acting in good faith can almost always be expected to begin with a demand.

Third, the shareholder demand must include a "request[] [that] the directors. . .sue in the name of the corporation." *Id.* at 145. Requiring the demand to explicitly state an intention to sue is sound public policy, because it "give[s] the board of directors the opportunity to re-examine the act complained of in the light of a potential lawsuit and take corrective action." *Id.* at 140. It is also consistent with the Superior Court's rule on derivative actions, which requires the plaintiff to allege with "particularity" the efforts she made before filing suit "to obtain the action [she] desires from the directors." Super. Ct. Civ. R. 23.1.

Finally, *Werbowsky* addressed with great skepticism the question of whether any exceptions to the demand rule should continue to be recognized. The court noted the many benefits of the "universal demand rule" promulgated by the ABA and ALI, under which the "futility exception" to the demand requirement would be eliminated entirely. *See generally id.* at 140-43 (discussing rationale for eliminating the exception). Although the court found that "[t]here is much to be said for the ABA/ALI approach," *id.* at 143, and that at least 18 states have adopted some version of it, *id.* at 141, in the end the court deferred to the Maryland legislature to address the issue in the first instance.

In the meantime, the *Werbowsky* court put stringent limitations on the exception, stating:

> We are not willing to excuse the failure to make demand simply because a majority of the directors approved or participated in some way in the challenged transaction or decision, or on the basis of generalized or speculative allegations that they are conflicted or are controlled by other conflicted persons, or because they are paid well for their services as directors, were chosen as directors at the behest of controlling stockholders, or would be hostile to the action.

Werbowsky at 143-44.

Instead, the court concluded, "consistent with what appears to be the prevailing philosophy across the country," that futility should be:

> a very limited exception, to be applied only when the allegations or evidence clearly demonstrate, in a very particular manner, either that (1) a demand, or a delay in awaiting a response to a demand, would cause irreparable harm to the corporation, or (2) a majority of the directors are so personally and directly conflicted or committed to the decision in dispute that they cannot reasonably be expected to respond to a demand in good faith and within the ambit of the business judgment rule.

Id. at 144. The Amended Complaint does not come close to meeting that standard.

B. Plaintiff Has Not Made a Pre-Suit Demand and Her Failure to Make A Demand Cannot Be Excused on Futility Grounds.

As plaintiff earlier conceded, she has not made any demand upon the Allied Board. (Compl. ¶ 46) ("Plaintiff has not made any demand on the Board to institute this action.") Her belated attempt in the Amended Complaint to recast Mr. Einhorn's January 2007 letter to the Allied Board as a "Shareholder Demand" is unavailing. Einhorn is not an Allied shareholder; his letter was not a good faith effort to rectify issues at Allied, but rather, part of a short-seller's public campaign to disparage the corporation and thereby lower its share price; and his letter in any event did not ask the Board to commence suit. Thus, it is not a proper shareholder demand.

Accordingly, this action must be dismissed unless plaintiff can "clearly demonstrate, in a very particular manner" that the "very limited" futility exception applies.

1. Plaintiff Has Not Pled, And Cannot Possibly Establish, Irreparable Harm.

Plaintiff has not even attempted to plead the irreparable harm necessary to invoke the first prong of the futility exception. Nor would it be possible for plaintiff to "clearly demonstrate, in a very particular manner," that irreparable harm would result if the requirement of a demand is not excused. As plaintiff admits, she has known of the relevant facts underlying her claim since at least 2002. (A.C. ¶¶ 20-21.) Her failure to act in the intervening years clearly refutes any suggestion of urgency or irreparable harm. Conversely, plaintiff's own allegations suggest that the Allied Board would have acted promptly if a demand had been made: Plaintiff asserts that the Board acted quickly, even *too quickly*, in responding to earlier complaints by short-sellers. (A.C. ¶ 24.) This assertion contradicts any suggestion that the Board would delay in responding to a proper demand from a shareholder such as plaintiff.

Moreover, plaintiff has neither sought a preliminary injunction nor alleged any facts suggesting that there would be irreparable harm to Allied during whatever period was necessary for the Board to consider a demand. *Sekuk Global Enters. Profit Sharing Plan*, 2004 WL 1982508, at *4 ("When Plaintiffs decided not to go forward on their request for injunctive relief, they effectively conceded there was no irreparable harm."). That is hardly surprising. Allied has suffered neither irreparable harm nor money losses based on events at BLX. Plaintiff has essentially conceded as much, in that she cannot determine how or whether Allied will be harmed because of "the pendency and continuing nature of the investigations." (A.C. ¶ 77.)[20] Since there is no irreparable harm, the plaintiff is not excused from the duty to make a demand. *See, e.g., Sekuk Global Enters. Profit Sharing Plan*, 2004 WL 1982508, at *4 (rejecting demand futility argument because no irreparable harm where money damages was an adequate remedy).

2. Plaintiff Has Not Alleged and Cannot Demonstrate a Board Conflict that Would Excuse Her from Making a Demand.

Plaintiff likewise has not pled and cannot "clearly demonstrate, in a very particular

[20] At this point, no one can know whether the investigations on which the Amended Complaint is based will ultimately vindicate Allied and thereby establish that the short-sellers' claims were completely false and motivated simply by personal gain, as seems likely. *See Lincoln House v. Dupre*, 903 F.2d 845 (1st Cir. 1990) (holding that damages claim is purely speculative and not ripe for resolution where alleged injury is contingent on events that may or may not occur). The absence of any concrete allegations of harm in the Amended Complaint, therefore, further demonstrates that this derivative action is not ripe. *See Retail Indus. Leaders Ass'n v. Fielder*, 475 F.3d 180, 188 (4th Cir. 2007) (noting that an issue is not ripe if "it rests upon contingent future events that may not occur as anticipated, or indeed may not occur at all") (*citing Pacific Gas & Elec. Co. v. State Energy Res. Conservation & Dev. Comm'n*, 461 U.S. 190, 201 (1983)).

manner," that any director, much less a majority of the Board members, has the kind of personal or direct conflict that would render her unable to exercise the business judgment rule in good faith. *Werbowksy*, 766 A.2d at 144. The Amended Complaint contains no allegation, for example, of self-dealing, improper personal benefit, business relationships and/or friendships, or other types of potential conflict that are frequently (though usually unsuccessfully) asserted by plaintiffs in similar situations. In fact, the extensive biographical data about Board members in the Amended Complaint suggests (accurately) that they are persons of experience and integrity. (A.C. ¶ 7.) If there were any possible grounds for conflict, plaintiff has not alleged them; nor has she invoked her inspection rights under Maryland law to search for potential conflicts.[21] Instead, she has conspicuously failed to allege any facts, or even to make conclusory allegations, that *any* director is personally and/or directly conflicted. Indeed, she does not allege *any* facts at all about 12 of the 14 directors, other than facts relating to their backgrounds and qualifications. Accordingly, there are no grounds to excuse her failure to make a demand, and the Amended Complaint should be dismissed. *See, e.g., Sekuk Global Enters. Profit Sharing Plan*, 2004 WL 1982508, at *4 (rejecting demand futility argument where there were no allegations of conflict).

3. Letters from Non-Shareholders Intent on Injuring the Company Have No Evidentiary Value in Applying the Futility Exception.

As a last resort, plaintiff suggests that the Board's response to the various Einhorn letters

[21] Plaintiff had the right, which she did not use, to directly acquire information about any potential conflicts before rushing to the courthouse and making vague and conclusory allegations about the supposed futility of any demand. *See e.g.* Maryland Code Ann., Corps. and Ass'ns §§ 4-403-04; *cf.* 8 Del. C. § 220(b) (West 2007). Courts are rightly troubled by litigants who "continue to bring derivative complaints pleading demand futility on the basis of precious little investigation beyond perusal of the morning newspapers." *Beam v. Stewart*, 833 A.2d 961, 981-82 (Del. Ch. 2003), *aff'd*, 845 A.2d 1040 (Del. 2004). *See generally* Stephen A. Radin, *The New Stage of Corporate Governance Litig.: Section 220 Demands*, 28 Cardozo L. Rev. 1287, 1313 (2006); S. Mark Hurd, *Books and Records Demands and Litig.: Recent Trends and Their Implications for Corporate Governance*, 9 Del. L. Rev. 1, 9 (2006).

justified her failure to submit a demand. That argument is wrong as a matter of law and logic.

First, it well established that a plaintiff attempting to represent shareholders in a derivative action cannot rely on the Board's response to other parties' complaints, even those of other shareholders (which Mr. Einhorn is not), as evidence of demand futility.[22]

Second, plaintiff has not alleged any facts indicating that any Allied directors, much less a majority of the Board, are "so personally and directly . . . committed to the decision in dispute" that they are unable to exercise their business judgment in good faith. *Werbowsky*, 766 A.2d at 144. Certainly the Allied Board's receipt and consideration of speculative accusations by a short seller, who refused to provide any evidence when asked to do so, does not suggest that a properly supported demand from a shareholder to institute suit would have been futile.[23] As plaintiff admits, the Board previously considered the allegations by Einhorn and found that the available information did not support them. (A.C. ¶ 24.) When the Board pointedly asked Mr. Einhorn to submit information to support his claims, he failed even to respond. If he had responded, or if Ms. Nadoff herself had filed a demand as she was required to do under Maryland law, the Board would undoubtedly have given it every consideration. This Court could then have reviewed the Board's decision under the business judgment rule as contemplated in *Werbowsky*. There is therefore no reason to believe that a demand would be futile under Maryland law, and no reason to excuse plaintiff Nadoff from her duty to make a proper demand.

---

[22] *See Kaufman v. Safeguard Scientifics, Inc.*, 587 F. Supp. 486 (E.D.Pa. 1984) (while a board's rejection of another shareholder's demand to bring a similar action may suggest that the corporation is unlikely to sue on its own behalf, it does not excuse a plaintiff from Rule 23.1's demand requirement).

[23] *See e.g., Kamen v. Kemper Financial Servs., Inc.*, 939 F.2d 458, 462 (7th Cir. 1991) (holding that a demand is "futile" under Maryland law "only if the directors' minds are closed to the argument" and emphasizing that if "the directors disagreed with an argument [it] could show their unwillingness to listen, but also could show that the argument was feeble").

II. THE EXCULPATION CLAUSE IN ALLIED'S CHARTER BARS PLAINTIFF'S CLAIMS AGAINST ANY DIRECTOR FOR BREACH OF THE DUTY OF CARE.

The Amended Complaint must also be dismissed for yet another reason. Under Maryland law, a corporate charter "may include any provision expanding or limiting the liability of its directors and officers to the corporation or its stockholders as described under §5-418 of the Courts and Judicial Proceedings Article." Md. Code Ann., Corps. & Ass'ns § 2-405.2 (2007) (West 2007). Allied's Articles of Incorporation expressly exculpate the Directors "[t]o the fullest extent permitted by Maryland statutory or decisional law, as amended or interpreted and as limited by the 1940 Act." (Articles of Incorporation, Allied Capital Corporation § 8.)[24] In relevant part, the Articles state: "[N]o director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for money damages." (*Id.*) Thus, the plain language of the Articles compels dismissal of the Complaint to the extent it seeks money damages.[25]

In an earlier pleading, plaintiff attempted to escape the force of Allied's Corporate Charter by relying heavily on a purported exception under Delaware law that strips Directors of this protection where they engaged in bad faith, intentional, and reckless misconduct.[26] In Maryland, however, the standard is far stricter (and the exception far narrower) than in Delaware. Indeed, "the ambiguity of [the Delaware bad faith exception] caused concern among the drafters of the Maryland statute that these exceptions could be interpreted so broadly as to

[24] A court may take judicial notice of an exculpatory provision in a corporate charter in deciding a motion to dismiss. *See, e.g., In re Baxter Int'l Inc. S'holders' Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995).

[25] *In re Frederick's of Hollywood, Inc.*, 2000 WL 130630, at *6 n.12 (Del. Ch. Jan. 31, 2000) (noting that it is "well established" that an exculpatory charter provision "shields the corporation's directors against a judgment for money damages" for breach of fiduciary duties).

[26] Plaintiff's Opposition to Motion to Dismiss Verified Complaint, at 15-16 (May 14, 2007).

defeat the purpose of the statute." *See* James J. Hanks, Jr., *Maryland Corporation Law* at 189 (2006). As a result, the Maryland General Assembly opted for the far more stringent requirement of "active and deliberate dishonesty" used in the New York indemnification statute and most directors' and officers' liability insurance policies before a Maryland exculpatory clause can be negated. *Id.* at 187. The legislative history underscores the Maryland General Assembly's desire to furnish stockholders with the clearest and broadest authority to limit the monetary liability of directors and officers of Maryland corporations. *Id.* at 189. Accordingly, courts routinely uphold exculpatory clauses in the charters of Maryland corporations where, as here, there are only generalized boilerplate allegations of bad faith and no specific evidence of conduct "aimed at achieving some benefit or other result which the director knows he is not entitled to" and "at least one act in furtherance of" the allegedly dishonest scheme. *Id.* at 187 (collecting cases). *See also In re Baxter Int'l Inc. S'holders Litig.*, 654 A.2d 1268, 1270 (Del. Ch. 1995) (emphasizing that complaint must be pled with sufficient particularity for the court to conclude that directors' conduct falls outside the certificate of incorporation exemption).

CONCLUSION

For the reasons stated, the Complaint should be dismissed with prejudice.

Oral Hearing Requested

Dated: May 30, 2007

Respectfully submitted,

/s/ Thomas F. Connell

Thomas F. Connell (D.C. Bar #289579)
Christopher Davies (D.C. Bar #465366)
Jonathan E. Paikin (D.C. Bar #466445)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000
Counsel for Defendants

CERTIFICATE OF SERVICE

I hereby certify that, on this 30th day of May 2007, I have caused true and correct copies of the foregoing Defendants' Motion to Dismiss Plaintiff's Verified Shareholder Derivative Complaint to be served as follows:

Via Hand:
Honorable Geoffrey M. Alprin
Superior Court of the District of Columbia
3600 Moultrie Building
500 Indiana Avenue, N.W.
Washington, DC 20001

Roger M. Adelman
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Via First Class Mail:
Samuel H. Rudman
David A. Rosenfield
Evan J. Kaufman
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Deborah R. Gross
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107

/s/ Thomas F. Connell
Thomas F. Connell

EXHIBIT A

March 18, 2005

Mr. David Einhorn
President
Greenlight Capital, LLC
140 East 45th Street
24th floor
New York, NY 10017

Dear Mr. Einhorn:

I write in response to your letter of March 11, 2005, on behalf of the Board of Directors of Allied Capital Corporation.

We are familiar with the allegations you have made in the past with respect to Allied Capital and its management, and have on a number of occasions requested and received information from management and from outside counsel with respect to the facts. That information has not supported your accusations of misconduct. This is combined with what we understand to be your financial stake in depressing Allied Capital's stock price and your efforts to persuade other parties not to do business with Allied Capital.

Pursuant to its charter, the Audit Committee is authorized by the Board to receive and evaluate any evidence of wrongdoing by Allied Capital, its officers or employees. If you provide us with specific information upon which you base your allegations, we can determine whether further action is warranted. Please address any correspondence, marked "confidential", to the Audit Committee Chairman, c/o Corporate Secretary, Allied Capital Corporation, 1919 Pennsylvania Avenue, NW, Washington, DC 20006.

Respectfully,

Brooks H. Browne
Chairman of the Audit Committee

SUPERIOR COURT OF THE DISTRICT OF COLUMBIA

RENA NADOFF, on behalf of herself, and Derivatively, on behalf of ALLIED CAPITAL CORPORATION, Plaintiff, v. **WILLIAM L. WALTON,** *et al.*, Defendants.	**Case No. 2007 CA 001060 B** **Calendar 6- Judge Alprin**

[PROPOSED] ORDER

Having duly considered Defendants' Motion to Dismiss Plaintiff's Amended Verified Shareholder Derivative Complaint, and the Opposition thereto,

IT IS HEREBY ORDERED that the aforementioned Defendants' Motion to Dismiss is GRANTED, with costs and fees awarded to the Defendants. The Plaintiff's Amended Verified Shareholder Derivative Complaint is dismissed WITH PREJUDICE.

Dated:

Judge Geoffrey M. Alprin

Attorneys to be served through first-class mail:

Roger M. Adelman
LAW OFFICES OF ROGER M. ADELMAN
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Samuel H. Rudman
David A. Rosenfield
Evan J. Kaufman
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
58 South Service Road, Suite 200
Melville, NY 11747

Nancy M. Juda
LERACH COUGHLIN STOIA GELLER
RUDMAN & ROBBINS LLP
1100 Connecticut Avenue, N.W.
Suite 730
Washington, DC 20036

Deborah R. Gross
Robert P. Frutkin
LAW OFFICES OF BERNARD M. GROSS, P.C.
Suite 450, Wanamaker Building
Juniper and Market Streets
100 Penn Square East
Philadelphia, PA 19107

Counsel for Plaintiffs

Attorneys to be served through eService:

Thomas F. Connell (D.C. Bar #289579)
Jonathan E. Paikin (D.C. Bar #466445)
Christopher Davies (D.C. Bar #465366)
Ryan P. Phair (D.C. Bar # 479050)
WILMER CUTLER PICKERING HALE
and DORR LLP
1875 Pennsylvania Ave., N.W.
Washington, DC 20006
(202) 663-6000

Counsel for Defendants



Superior Court of the District of Columbia

Civil Division – Washington, D.C. 20001

SCHEDULING ORDER

FILED IN OPEN COURT MAY 18 2007 Superior Court of The District of Columbia Washington, D.C.

Case Number: 2007 CA 001060 B

RENA NADOFF Vs. WILLIAM L WALTON et al

This ORDER may not be modified except by leave of Court upon a showing of good cause; stipulations between counsel shall not be effective to change any deadlines in the order absent court approval. Failure to comply with all terms may result in dismissal, default judgment, refusal to let witnesses testify, refusal to admit exhibits, the assessment of costs and expenses, including attorney's fees, or other sanctions.

May 18, 2007
Date:

/s/
JUDGE GEOFFREY M ALPRIN

ADR Selected: Mediation ☒ Case Evaluation ☐

Track 3 - Mediation

DEADLINE FOR DISCOVERY REQUESTS	**08/16/2007**
EXCHANGE WITNESS LISTS	**08/16/2007**
PROPONENT'S RULE 26(B) (4) STATEMENT	**08/30/2007**
OPPONENT'S RULE 26(B) (4) STATEMENT	**10/05/2007**
DISCOVERY CLOSED	**11/14/2007**
DEADLINE FOR FILING MOTIONS	**11/29/2007**
DISPOSITIVE MOTIONS DECIDED	**12/31/2007**
ADR (MEDIATION/CASE EVALUATION)	**01/14/2008-03/13/2008**
PRETRIAL	**(TO BE SET UPON COMPLETION OF ADR)**

(A Joint Pretrial Statement is required unless otherwise ordered by the Court.)

Please check names of parties for accuracy and verify your own name, address and telephone number; write any correction and initial it. Each attorney and pro se party MUST INITIAL to acknowledge receipt of this Order.

PARTY **NAME / ADDRESS / BAR NUMBER**

PLAINTIFF RENA NADOFF 140 Riverside Drive NEW YORK NY 10024
Mr ROGER M ADELMAN ATTORNEY AT LAW 1100 CONNECTICUT AVE NW Washington DC 20036 056358

efendant WILLIAM L WALTON 84 Kalorama Circle, NW WASHINGTONDC 20008

CASCHORD
5/18/2007



Superior Court of the District of Columbia

Civil Division – Washington, D.C. 20001

SCHEDULING ORDER

Case Number: **2007 CA 001060 B**

RENA NADOFF Vs. WILLIAM L WALTON et al

Mr THOMAS F CONNELL 1875 PENNSYLVANIA AVENUE NW WASHINGTON DC 20007

289579

Defendant ANN TORRE BATES 1615 Depot Road Duanesville NY 12056

Mr THOMAS F CONNELL 1875 PENNSYLVANIA AVENUE NW WASHINGTON DC 20007

289579

Defendant BROOKS H. BROWNE 107 Hilltop Road SILVER SPRING MD 20910

Mr THOMAS F CONNELL 1875 PENNSYLVANIA AVENUE NW WASHINGTON DC 20007

289579

Defendant JOHN D. FIRESTONE 1101 30th Street, NW WASHINGTON DC 20007

Mr THOMAS F CONNELL 1875 PENNSYLVANIA AVENUE NW WASHINGTON DC 20007

289579

Defendant ANTHONY T. GARCIA 20 Windsor Drive SUMMIT NJ 07901

Defendant EDWIN L. HARPER 1919 Pennsylvania Avenue, NW WASHINGTON DC 20006

END